                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-82446
                                                                 333-84658
PROSPECTUS

                               3,600,000 Shares

                               [LOGO] SYPRIS /R/
                               SOLUTIONS

                                 Common Stock

                               -----------------

   We are offering 3,600,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol SYPR. On March 19, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $14.03 per share.

                               -----------------

    Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.


--------------------------------------------------------------------------------

                                                     Per share    Total
      --------------------------------------------------------------------

      Public Offering Price.........................  $14.50   $52,200,000

      Underwriting Discount.........................  $ 0.83   $ 2,988,000

      Proceeds, before expenses, to Sypris Solutions  $13.67   $49,212,000

--------------------------------------------------------------------------------

   We have granted the underwriters the right to purchase up to an additional 540,000 shares of our common stock from us to cover over-allotments.

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                               -----------------

           Needham & Company, Inc.         A.G. Edwards & Sons, Inc.

                The date of this prospectus is March 20, 2002.

                         INSIDE FRONT COVER GRAPHICS:

Top of page text:    (Large type)  Providing Customers with Solutions
                     (Normal type) Sypris Solutions is a diversified provider of outsourced services and specialty products. We are
                                   focused on three core markets: aerospace and defense
                                   electronics, truck components and assemblies, and
                                   test and measurement services.
Bottom of page text: (Normal type) Our mission is to become the leading supply chain partner in each of our core markets. We dedicate our
                                   resources to support the needs of industry leaders
                                   who embrace multi-year contractual relationships as
                                   a strategic component of their supply chain
                                   management. Sypris Solutions logo appears adjacent
                                   to the right side of this text.

   Also shown are three depictions representing the primary markets in which the company provides its services or sells its products.

Depiction 1 (top 1/3 of page):    Shows three military fighter jets aligned side-by-side
                                  equipped with missiles flying over a mountainous
                                  range.
Text adjacent to the right
 side of Depiction 1:             Aerospace & Defense Electronics
                                  Where performance, precision and reliability are
                                  critical.
                                  We provide manufacturing services for the
                                  production of complex circuit cards for use in missile
                                  guidance systems, avionics, and satellite
                                  communications systems for Boeing, Honeywell,
                                  Lockheed Martin, Northrop Grumman and Raytheon.
Depiction 2 (center 1/3 of page): Shows a class 8 truck and trailer in motion on an overhead highway structure.
Text adjacent to the right
 side of Depiction 2:             Truck Components & Assemblies
                                  Helping customers compete on a global basis.
                                  We are the principal provider of manufacturing
                                  services for the production of medium and heavy-
                                  duty truck axle shafts in North America for Dana and
                                  ArvinMeritor.
Depiction 3 (bottom 1/3 of page): Shows a tall radar tower in an open rural location.
Text adjacent to the right
 side of Depiction 3:             Test & Measurement Services
                                  Meeting mission critical charters in the most remote
                                  of locations.
                                  We provide calibration, certification and repair
                                  services for the FAA at over 400 airports, and for the
                                  National Weather Service at each of its 132 advanced
                                  warning weather service radar stations.

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
Prospectus Summary...................................................................  1
Summary Consolidated Financial Data..................................................  4
Risk Factors.........................................................................  5
Forward Looking Statements........................................................... 13
Use of Proceeds...................................................................... 14
Price Range of Common Stock.......................................................... 14
Dividend Policy...................................................................... 14
Capitalization....................................................................... 15
Selected Consolidated Financial Data................................................. 16
Management's Discussion and Analysis of Financial Condition and Results of Operations 18
Business............................................................................. 28
Management........................................................................... 40
Certain Relationships and Related Transactions....................................... 45
Principal Stockholders............................................................... 46
Description of Capital Stock......................................................... 48
Shares Eligible For Future Sale...................................................... 50
Underwriting......................................................................... 51
Legal Matters........................................................................ 52
Experts.............................................................................. 52
Where You Can Find More Information.................................................. 53
Index to Consolidated Financial Statements........................................... F-1

                               -----------------

   You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

   In this prospectus, "Sypris," "SYPR," "we," "us" and "our" refer to Sypris Solutions, Inc. and its subsidiaries and predecessors, collectively. "Sypris Solutions" and "Sypris" are our trademarks. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

                               -----------------

                              PROSPECTUS SUMMARY

   This summary highlights our business and other selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including our financial statements and other information incorporated by reference in this prospectus, before deciding to invest. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in those forward-looking statements as a result of factors described under the heading "Risk Factors" and elsewhere in this prospectus.

                                 Our Business

   We are a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major companies and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. Outsourced services accounted for approximately 82% of our revenue during the year ended December 31, 2001 and we expect this percentage to increase in the future.

   We focus on those markets where we have the expertise, qualifications and leadership position to sustain a competitive advantage. We develop strong partnerships with industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management and have the potential for long-term growth. The quality of these contracts, many of which are sole-source by part number and which are for terms of up to seven years, enables us to invest in leading-edge technologies to help our customers remain competitive. Recent examples of such contracts include our new, multi-year supply agreements with Visteon Corporation and Dana Corporation that run through 2006 and 2008, respectively, and are expected to generate approximately $400 million of revenue over the terms of the agreements, based upon current market volumes and other assumptions described more fully elsewhere in this prospectus.

   The investments we make in advanced manufacturing and process technologies in support of our contracts provide us with the productivity, flexibility, capabilities and economies of scale that help to differentiate us from the competition when it comes to cost, quality, reliability and customer service. For example, during 1999 we launched a $35 million capital investment program to expand and automate the services we provide to our customers in the truck components & assemblies market. The automation substantially increased our output per man hour and the integration of new machining capabilities with our existing operations will enable us to reduce labor and shipping costs and minimize cycle times for our customers. In addition, the ability to use these assets to meet the production needs of a number of customers should help us to balance our risk and increase capacity utilization, thereby further reducing our total cost of production.

   We have established positions of leadership in each of our core markets, which consist of the following:

   Aerospace & Defense Electronics. We have been a supplier of manufacturing and technical services to major aerospace & defense companies and agencies of the U.S. Government for over 35 years. Our customers include Boeing Company, Honeywell International, Inc., Lockheed Martin Corporation, Northrop Grumman Corporation and Raytheon Company. We manufacture complex circuit cards, high-level assemblies and subsystems for applications where performance, precision and reliability are critical, such as missile guidance systems, satellite communications systems and avionics. We also have a long-term relationship with the National Security Agency to design and build secure communications equipment and write encryption software. The defense budget for fiscal 2002, as well as the recently proposed defense budget for fiscal 2003, contains provisions to increase spending for missiles, smart weapons, sensors, surveillance, intelligence and secure communications, areas for which we have long provided essential services and products.

   Truck Components & Assemblies. We are the principal supplier of manufacturing services for the forging and machining of medium and heavy-duty truck axle shafts in North America. We provide these services under multi-year, sole-source contracts with ArvinMeritor, Inc. and Dana, the two primary providers of drive train assemblies for the leading truck manufacturers, including Freightliner LLC, Mack Trucks, Inc., Navistar International Corporation, PACCAR, Inc., and Volvo Truck Corporation. On February 19, 2002, we announced the award of a manufacturing services contract to produce light axle shafts for Visteon. Effective immediately, we will supply Visteon with these axle shafts for the Ford F-150 series pickup truck, Ford Expedition and Lincoln Navigator. Beginning in January 2004, the agreement expands to include light axle shafts for the Ford-250, F-350 and Ranger series pickup trucks and the Ford Mustang GT. The Visteon contract also represents an important milestone for us, since it marks our first entry into the light axle shaft segment of the market.

   Test & Measurement Services. We provide technical services for the calibration, certification and repair of test & measurement equipment in the U.S. Our customers include AT&T Corporation, Bose Corporation, Lucent Technologies, Inc., Schneider Electric SA, Siemens AG and TRW Inc., which utilize these services to ensure their equipment is maintained in accordance with the requirements of certain manufacturing and quality assurance standards. We are the sole provider of calibration, certification and repair services for equipment used by the Federal Aviation Administration to maintain the radar systems and directional beacons at each of the airports it serves in the U.S., the Caribbean and the South Pacific. We also have a sole-source relationship with the National Weather Service to calibrate and certify the equipment that is used to maintain the NEXRAD Doppler radar systems at each of its advanced warning weather service radar stations.

   We believe the trend toward outsourcing is continuing because outsourcing frequently represents a more efficient, lower cost means for producing a product or delivering a service. We believe that our core markets will experience even greater growth in outsourcing in response to industry consolidation and global competition as companies increasingly embrace the use of outsourcing specialists as a strategic means to enhance operating flexibility, reduce costs, preserve capital and gain access to advanced manufacturing and process technologies. According to the Dun & Bradstreet Barometer of Global Outsourcing last published in 2000, outsourcing worldwide was estimated to increase in excess of 25% from 1999 to 2000. According to Electronic Trend Publications and New Venture Research, outsourcing in the aerospace & defense electronics market in particular is expected to continue to grow far more rapidly than the economy as a whole, with growth forecasted to increase at a compounded annual rate of 40% per year from 2002 to 2005.

   Our objective is to increase our leadership position in each of our core markets. We intend to serve our customers and achieve this objective by continuing to:

  .  concentrate on our core markets;

  .  dedicate our resources to support strategic partnerships;

  .  invest to increase our competitiveness and that of our partners;

  .  grow through the addition of new value-added services; and

  .  target strategic acquisitions that enhance our market leadership.

   We believe that by maintaining a concentrated focus, we will benefit as companies increasingly favor outsourcing specialists who have the financial, managerial and capital resources to assume an increasingly greater role in the management of their supply chains.

                                 The Offering

   Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to 540,000 additional shares of our common stock from us.

Common stock offered............................. 3,600,000 shares
Common stock outstanding after the offering...... 13,545,953 shares
Use of proceeds.................................. The proceeds from the common stock offering
                                                  will be used to repay a
                                                  portion of our credit
                                                  facility.
Nasdaq National Market symbol.................... SYPR

                               -----------------

   Common stock to be outstanding after this offering is based on 9,945,953 shares outstanding as of March 19, 2002, and excludes options to purchase 2,058,743 shares of our common stock exercisable at a weighted average exercise price of $8.34 per share, 416,000 shares of our common stock subject to performance-based options and an additional 318,070 shares of common stock reserved for future grant or issuance under our equity incentive compensation plans.

                               -----------------

   We are organized as a Delaware corporation. Our principal executive office is located at 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222, and our telephone number is (502) 329-2000. We maintain a corporate web site at www.sypris.com. The information on our web site is not part of this prospectus.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

   We derived the summary financial information below as of and for each of the years ended December 31, 1999, 2000 and 2001 from our audited financial statements included elsewhere in this prospectus.

   The as adjusted information reflects the application of the net proceeds from the sale of 3,600,000 shares of our common stock in this offering at a public offering price of $14.50 per share, after deducting underwriting discounts and estimated offering expenses payable by us, and the repayment of $49.0 million in outstanding debt.

                                                   Years Ended December 31,
                                                  --------------------------
                                                    1999     2000     2001
                                                  -------- -------- --------
Consolidated Income Statement Data:
Net revenue...................................... $202,130 $216,571 $254,640
Gross profit.....................................   44,949   40,313   43,547
Operating income.................................   14,166    5,477   13,030
Net income.......................................    9,556    3,184    6,367

Net income per share:
  Basic.......................................... $   1.00 $   0.33 $   0.65
  Diluted........................................ $   0.97 $   0.32 $   0.63

Shares used in computing per share amounts:
  Basic..........................................    9,515    9,671    9,828
  Diluted........................................    9,861    9,964   10,028

                                                         December 31, 2001
                                                        --------------------
                                                         Actual  As Adjusted
                                                        -------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents.............................. $ 13,232  $ 13,232
Working capital........................................   67,325    67,325
Total assets...........................................  211,444   211,444
Current portion of long-term debt......................    7,500     7,500
Long-term debt, net of current portion.................   80,000    31,038
Total stockholders' equity.............................   70,120   119,082

                                 RISK FACTORS

   Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all the other information in this prospectus before making an investment decision about our common stock. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following risks actually occurs, our business, operating results or financial condition could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Fluctuations in our operating results may cause our stock price to decline.

   Our operating results have varied from quarter to quarter and may vary significantly in the future. As a result of these fluctuations, our revenue growth and operating results at any given time may fall below the expectations of securities analysts or investors. If this occurs, the price of our common stock is likely to decline.

   We frequently incur significant start-up costs at the beginning of a manufacturing services contract. Accordingly, our level of experience in manufacturing a particular product and our efficiency in minimizing start-up costs can materially affect our operating results in a particular quarter. Additional factors that may cause our results to fluctuate include:

  .  variations in the level and timing of orders placed by customers;

  .  our effectiveness in managing inventories and production capacity;

  .  fluctuations in material costs and/or lead times;

  .  the mix of material costs versus labor and manufacturing overhead costs;

  .  price competition and the ability to pass on excess costs to customers;

  . the timing of expenditures in anticipation of increased sales and customer delivery requirements;

  . changes in assumptions underlying the funding of our defined benefit pension plan obligations; and

  .  economic conditions generally and affecting us specifically.

   In addition, we conduct a portion of our business under multi-year contracts and, where appropriate, we use the percentage of completion, units of delivery method of accounting, which involves substantial estimation processes, including estimates of future costs to complete contracts. Revisions of estimates are reflected in operating results in the period in which the factors causing the revisions become known. Accordingly, operating results are subject to the effect of these revisions.

The demand for our services and products is subject to the needs of our customers, which could vary dramatically, resulting in lower than expected net earnings and a decline in our stock price.

   Our customer orders can fluctuate dramatically for a variety of reasons, including anticipated and unanticipated product life cycle durations, new product introductions and competitive conditions in our customers' industries. Many of our customers will not commit to firm production schedules for more than one quarter in advance and we may be requested to accommodate delivery schedule modifications. As a result, we may be unable to accurately forecast the level of our customers' service and product requirements, which in turn may affect, and in some instances impair, our ability to maintain stable utilization of our manufacturing capacity and manage our inventories. In addition, we have at times been required to increase or decrease staffing and incur other expenses to meet the fluctuating demands of our customers. The fluctuation and deferral of customers' orders have had an adverse effect on our operating results in the past and there can be no assurance that we will not experience such effects in the future.

Many of our multi-year contracts contain terms that could negatively affect our future financial results.

   Many of our multi-year contracts do not include minimum purchase requirements. As a result, we cannot predict the demand for our services and products under such contracts. In certain instances, we may be required to make investments in order to service potential future requirements under such contracts and we may not be able to make those investments or those investments may prove to be less profitable than we anticipate. In general, under our contracts, start-up costs, the management of labor and equipment resources in connection with the establishment of new programs and any inability to accurately project required resources could adversely affect our gross margins, operating results and capital resources.

   A substantial part of our revenue is derived from manufacturing services in which we provide material sourcing, procurement, testing and assembly, among other functions. In certain instances, we bear the risk of component price increases, which could increase costs and reduce our operating income. The majority of our contracts are fixed-price type contracts. Under this type of contract, we bear the inherent risk that actual performance cost may exceed the fixed contract price. This is particularly true where the contract was awarded and the price finalized in advance of final completion of design. For these and other reasons, including competitive pressures attendant to the bidding process under which many of our U.S. Government contracts are awarded, contracts we enter into may prove to be unprofitable.

   Several of our multi-year contracts have provisions that specify or could require price reductions on a periodic basis or otherwise during the life of the contract. Our ability to control costs, achieve productivity improvements and develop new processes will be essential if we are to maintain our profit margins during future reductions of prices under these contracts. If we are unable to offset these reductions in price with savings through increased operating efficiencies or from other sources, our financial performance will suffer.

   We, like other government contractors, are subject to various audits, reviews and investigations (including private party "whistleblower" lawsuits) relating to our compliance with federal and state laws. Generally, claims arising out of these U.S. Government inquiries and voluntary disclosures can be resolved without resorting to litigation. However, should the business involved be charged with wrongdoing, or should the U.S. Government determine that the unit or division is not a "presently responsible contractor," that business, and conceivably our company as a whole, could be temporarily suspended or, in the event of a conviction, debarred for up to three years from receiving new government contracts or government-approved subcontracts. In addition, we could expend substantial amounts in defending against such charges and in damages, fines and penalties if such charges are proven or result in negotiated settlements.

If our contracts are terminated or not renewed or our customers are unable to perform under contracts they have entered into with us, our operating results could be harmed.

   We provide manufacturing services and products under contracts that contain detailed specifications, quality standards and other terms that we must comply with in performing our contract obligations. If we are unable to perform in accordance with the terms of any contract, the customer could seek to terminate that contract. Moreover, most of our U.S. Government contracts are subject to termination by the U.S. Government either at its convenience or upon our default. Termination-for-convenience provisions provide only for the recovery of costs incurred or committed, settlement expenses, and profit on work completed prior to termination. Termination-for-default provisions impose liability on the contractor for excess costs incurred by the U.S. Government in reprocuring undelivered items from another source. If any of our significant contracts were to be terminated or not renewed, we would lose substantial revenues and our operating results would be adversely affected.

   We are required to make substantial capital investments in order to supply manufacturing services to customers launching new programs. If a new program in which a substantial investment had been made were to be delayed or terminated, we could lose the benefit of the associated start-up costs, as well as the anticipated revenues from the program, and our operating results could be harmed. Moreover, the inability or unwillingness of any customer to perform under a significant contract, particularly certain of our multi-year contracts, could materially and adversely affect our financial condition and results of operations.

Growth in our operations may strain our resources. If we are unable to successfully manage our growth, our business could be seriously harmed.

   If we are unable to successfully manage our growth or if we have problems implementing our new systems or controls, our business could be seriously harmed. This growth has placed, and our future growth may place, a significant strain on our management and other resources. To manage this growth, we will be required to implement new operational and financial systems, procedures and controls and expand and train our employee base. We cannot assure you that our management or systems will be adequate to support our existing or future operations. If we are unable to manage our growth and assimilate new operations cost effectively, our profitability could decline.

   Our growth strategy includes acquiring complementary businesses. Most of our acquisitions require the approval of our bank group. We cannot assure you that we will be able to successfully identify suitable acquisition opportunities or finance and complete any particular acquisition, combination or other transaction on acceptable terms and prices. Furthermore, acquisitions may involve a number of risks for us, including:

  .  diversion of management's attention;

  .  difficulties in integrating systems, operations and cultures;

  .  potential loss of key employees and customers of the acquired companies;

  . lack of experience operating in the geographic market of the acquired business; and

  .  an increase in our expenses and working capital requirements.

   We must integrate acquisitions successfully in order to achieve or maintain profitability of the acquired businesses and operations.

If we are unable to obtain additional capital on favorable terms, our growth could be adversely affected.

   Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the pace at which we grow our business and acquire new facilities. In addition to the net proceeds we will receive from this offering, we may need to raise substantial additional funds. We cannot be certain that we will be able to obtain such additional financing on favorable terms or at all. Additional equity financing could result in dilution to existing holders, including holders of common stock purchased in this offering. If additional financing is obtained in the form of debt, the terms of the debt could place restrictions on our ability to operate or increase the financial risk of our capital structure.

   If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impeded. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive for us.

Most of our sales come from a small number of customers and many of these customers are in consolidating industries. If we lose any of our customers, our net revenue could decline significantly.

   Our five largest customers accounted for approximately 39% and 46% of our net revenue in 2000 and 2001, respectively. Our most significant customers are in the aerospace & defense electronics and truck components & assemblies industries. The aerospace & defense electronics industry, in particular, has been characterized by consolidation in the last several years. If any of our significant customers were to be involved in a business combination, it is possible that the combined entity might choose to terminate business with us or originate new business with our competitors. If one or more of our major customers does not engage us to provide additional services and products, or if it reduces the amount of our services and products that it uses, and we are not able to sell our services and products to new customers at comparable levels, our revenue could decline materially. In addition, the non-payment or late payment of amounts due from our major customers could adversely affect us.

We face substantial competition and our failure to compete successfully will limit our ability to retain or increase our market share.

   We operate in a highly competitive environment and compete against numerous domestic and foreign companies. In addition, we are dependent upon the continuing trend of original equipment manufacturers, or OEMs, to outsource, and we consider the internal capabilities of our customers to be a source of substantial competition. We believe that the principal competitive factors in our markets include the availability of capacity, technological capability, flexibility and timeliness in responding to design and schedule changes, price, quality, delivery and financial strength. Our net revenue could decline if our competitors or customers are able to provide comparable manufacturing services or products at a lower cost, or if we fail to make the investments in our business necessary to provide the range and quality of manufacturing services and products our customers require.

   Some of our competitors are larger and have greater financial and organizational resources, larger customer bases and greater brand or name recognition than we do. As a consequence, our competitors may be better able to respond to technological changes or customer needs or finance acquisitions or internal growth. If we fail to compete successfully, we may not be able to retain or increase our market share and our business could be seriously harmed. There can be no assurance that our business will not be adversely affected by increased competition, or that we will be able to maintain our profitability if the competitive environment changes.

We generate a substantial amount of revenue from sales to agencies of the federal government, which can be negatively impacted by budgetary constraints and Congressional priorities.

   We sell manufacturing services and products to a number of government agencies, which in the aggregate represented approximately 21% and 16% of net revenue during 2000 and 2001, respectively. We also serve as a contractor for a number of large aerospace & defense companies, such as Boeing, Honeywell, Lockheed Martin, Northrop Grumman and Raytheon, that participate in federally funded programs. Sales to these companies, in the aggregate, represented approximately 30% and 40% of net revenue during 2000 and 2001, respectively. Performance under government contracts has certain inherent risks that could have an adverse impact on our business, results of operations and financial condition.

   Government contracts are conditioned upon the continuing availability of Congressional appropriations. Congress typically appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. As a result, at the beginning of a major program, a contract is typically only partially funded and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. Future levels of defense spending cannot be predicted and delays or declines in U.S. military expenditures could adversely affect our business, results of operations and financial condition, depending upon the programs affected, the timing and size of the changes, and our ability to offset the impact with new business or cost reductions.

We purchase certain components that are available from only a limited number of suppliers and/or are subject to allocation among users, and any interruption in the supply of these components could adversely affect our profitability.

   Some of our manufacturing services or products require one or more components that are available from a limited number of providers or from sole-source providers. In the past, some of the materials we use, such as capacitors and memory and logic devices, have been subject to industry-wide shortages. As a result, suppliers have been forced to allocate available quantities among their customers and we have not been able to obtain all of the materials desired. Our inability to obtain these needed materials could slow production or assembly, delay shipments to our customers, increase costs and reduce operating income.

Our competitiveness could be challenged and our business could be negatively impacted should we fail to maintain satisfactory labor relations.

   We currently have collective bargaining agreements, covering approximately 600 employees, with the United Steelworkers of America, the International Association of Machinists, the International Brotherhood of Electrical Workers, the International Brotherhood of Teamsters, and the International Brotherhood of Boilermakers, Iron Ship Builders, Blacksmiths, Forgers and Helpers, AFL-CIO. Since October 2001, we have been experiencing a strike by approximately 115 of our 303 Teamsters union employees at our Tampa, Florida facility. We have replaced the striking workers with permanent employees and implemented the last contract proposal in accordance with applicable laws and regulations. The strike has not had a negative impact on our operations or financial performance to date, though there can be no assurance that this will be the case in the future. Although we believe overall that our relations with our labor unions are positive, there can be no assurance that present and future issues with our unions will be resolved favorably or that we will not experience a work stoppage, which could adversely affect our results of operations.

We are a party to two lawsuits, which if determined adversely to us, could have a material adverse effect on our earnings.

   Our Sypris Technologies subsidiary is a co-defendant in two lawsuits arising out of an explosion at a coker plant owned by Exxon Mobil Corporation located in Baton Rouge, Louisiana. In each of these lawsuits, it is alleged that a carbon steel pipe elbow that we manufactured was improperly installed and the failure of which caused the explosion. One of the actions was brought by Exxon Mobil in 1994 in state district court in Louisiana and claims damages for destruction of the plant, which Exxon Mobil estimates exceed one hundred million dollars. We are a co-defendant in this action with the fabricator who built the pipeline into which the elbow was incorporated and with the general contractor for the plant. The second action is a class action suit also filed in 1994 in federal court in Louisiana on behalf of the residents living around the plant and claims unspecified damages. We are a co-defendant in this action with Exxon Mobil, the contractor and the fabricator. In both actions, we maintain that the carbon steel pipe elbow at issue was appropriately marked as carbon steel and was improperly installed, without our knowledge, by the fabricator and general contractor in circumstances that required the use of a chromium steel elbow. Although we believe these defenses to be meritorious, there can be no assurance that we will not be found liable for some or all of the alleged damages. If we were to be found liable and the damages exceeded available insurance coverage, the impact could materially and adversely affect our financial condition and results of operations.

We may incur material losses and costs as a result of product liability claims that may be brought against us.

   We face an inherent risk of exposure to product liability claims in the event that the failure of our products results, or is alleged to result, in bodily injury or property damage. We cannot assure you that we will not experience any material product liability losses in the future or that we will not incur significant costs to defend such claims. Although we are currently covered by insurance against product liability claims, we cannot assure you that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. In addition, if any of the products of which our components are a part are alleged to be defective, we may be required to participate in a recall involving such products. Each vehicle manufacturer has its own policy regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with product liability claims. A successful claim brought against us in excess of our available insurance coverage, or a requirement to participate in a product recall, may have a material adverse effect on our business.

Our ability to operate effectively could be impaired if we were to lose key personnel or fail to attract and retain qualified employees.

   Our future success will depend to a large extent upon the efforts and abilities of key senior management, managerial and technical employees. The loss of services of certain of these key employees could have a material adverse effect on our business. Our future success will also be influenced by our ability to continue to attract and retain qualified employees. We generally do not enter into employment agreements with our employees and have limited the use of employment agreements to executive recruitment and the retention of key management associated with an acquisition.

We may be unable to comply with covenants contained in our credit agreement, which could result in the impairment of our working capital and alter our ability to operate our business.

   We have obtained substantial credit from a bank group led by Bank One, Kentucky, NA. To maintain the right to make additional borrowings and avoid a default under our credit agreement, we are required to meet certain financial tests and comply with certain operating covenants contained in that agreement. We are currently in compliance with the restrictions and covenants contained in our credit agreement. However, our ability to meet required financial ratios and tests can be affected by events beyond our control, including prevailing economic, financial and industry conditions, and we cannot assure you that we will continue to meet those ratios and tests in the future. A breach of any of these covenants, ratios or tests could result in a default under our credit agreement. If we default, our lenders will no longer be obligated to extend credit to us and could elect to declare all amounts outstanding under the credit agreement, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. The results of such action would have a material adverse impact on our results of operations and financial condition.

Risks Related to Our Industry

We have a high degree of dependence on the aerospace & defense and truck components & assemblies industries, and any negative developments in these industries could have a material adverse impact on our business.

   We are dependent upon the continued growth, viability and financial stability of our customers, which are in turn substantially dependent upon the growth, viability and financial stability of the industries in which they operate, including the aerospace & defense and truck components & assemblies industries. These industries have been characterized by rapid technological change and shortened product life cycles, and recently have experienced pricing and profit pressures. In addition, our customers are affected by general economic conditions. Adverse changes in the industries in which our customers operate or a loss of market share by our customers could have a material adverse effect on our operating results. Our business may also be adversely affected by changes in funding levels for certain government programs and the manner in which services and products are acquired under these programs.

   The aerospace & defense industries have historically been subject to cyclicality. Congress recently approved a supplemental appropriation in response to the events of September 11, 2001, a significant portion of which is expected to be spent on defense. However, the overall U.S. military budget declined in real dollars from the mid-1980s through the late-1990s and the missile electronics component of the budget declined in absolute dollars during the first half of the 1990s. Any significant decline in defense spending, particularly in the areas of missile systems and secured electronic communications systems, could have an adverse impact on our results of operations.

   We provide manufacturing services for a number of companies that supply components and subassemblies for use in the manufacture of light, medium and heavy-duty trucks, including ArvinMeritor, Dana and Visteon.

The automotive and truck markets are highly cyclical and can be subject to dramatic swings in demand. According to America's Commercial Transportation
(ACT) Publications, the market for medium and heavy-duty trucks has declined significantly from the highs experienced in 1999, resulting in a decrease in production levels of approximately 44% from 1999 to 2001. The trucking industry has been impacted by the general downturn in the economy, the existence of large volumes of high quality used equipment, a lack of credit availability to expand fleets, higher fuel prices and driver wages and rising insurance costs. Should these factors continue in the future, the further decline in these markets could have an adverse impact on our results of operations. Many of our customers in this industry are undergoing restructuring, which creates uncertainty and therefore risk for our business.

Our success is substantially dependent upon the continuing trend of our customers to purchase the manufacturing services and products we provide.

   Our success in originating business is dependent upon the continuing belief by our customers that outsourcing the services and products we provide is a means to enhance operating flexibility, reduce excess capacity, lower costs, improve quality and/or increase balance sheet productivity. Should structural or other changes occur in the industries we serve that cause outsourcing to be less attractive, our financial results could be harmed.

The markets for our services and products are subject to rapid technological change. Our failure to respond timely or adequately to those changes may render our existing technology less competitive or obsolete, and our operating results may suffer.

   The markets for our services and products are characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, make required capital investments, develop and market services and products that meet changing customer needs, and successfully anticipate or respond to technological changes on a cost-effective and timely basis. We and other providers of outsourced services and products to the aerospace & defense electronics and truck components & assemblies industries could in the future encounter competition from new or revised technologies that render existing technology and equipment less competitive or obsolete. There can be no assurance that we will effectively respond to the technological requirements of the changing market, including the need for substantial additional capital expenditures that may be required as a result of those changes and as a result, our operating results may suffer.

We are subject to risks associated with environmental regulations, which expose us to potential liability.

   We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals and substances used in our operations. If we fail to comply with present or future regulations, the following adverse effects could occur:

  .  we could be forced to alter manufacturing processes;

  .  we could be fined substantial amounts;

  .  our production could be suspended; or

  .  we could be forced to discontinue certain operations.

   Groundwater and other contamination has occurred at certain of our current and former facilities during the operation of those facilities by their former owners. See "Business--Environmental Matters."

Risks Related to this Offering

Our stock price has been volatile, which may make it more difficult to realize a gain on your investment in our stock.

   The market price of our common stock has been volatile. The value of our common stock may decline regardless of our operating performance or prospects. Moreover, prior to this offering, most of our common stock has been held by affiliates, and we cannot assure you that an active public market for our securities will develop after this offering. The trading price of our common stock could be subject to wide fluctuations in response to:

  .  our perceived prospects;

  . variations in our operating results and our achievement of key business targets;

  .  changes in securities analysts' recommendations or earnings estimates;

  . differences between our reported results and those expected by investors and securities analysts;

  .  announcements of new contracts by our competitors;

  . market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

  . general economic or stock market conditions unrelated to our operating performance.

We are controlled by a small group of our existing stockholders, whose interests may differ from other stockholders.

   Immediately after this offering, members of the Gill family, as a group, will own approximately 62% of our common stock. As a result, the Gill family, should they vote as a group, will be able to elect all of the members of our Board of Directors and approve or disapprove most matters submitted to a vote of stockholders, including proposals regarding any merger, consolidation or other change of control transaction or a sale of all or substantially all of our assets.

Our management will have broad discretion over the use of the capital resources made available by this offering and you may not agree with the way they are used.

   While we currently intend to use the net proceeds of this offering to reduce borrowings under our credit facility, we may subsequently choose to make additional borrowings under or expand that facility for a variety of purposes, including to finance acquisitions or other expansions of our business. The effect of the offering will be to increase capital resources available to our management, and our management may allocate these capital resources as it determines is necessary. You will be relying on the judgment of our management with regard to the use of the capital resources generated by this offering.

Our stock price may decline if additional shares are sold in the market after the offering.

   Future sales of substantial amounts of shares of our common stock by our existing stockholders in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through future sales of equity securities. Holders of 8,512,698 shares of our common stock have agreed with the underwriters to refrain from selling their shares for a period of 180 days after this offering. Increased sales of our common stock in the market after expiration of the lock-up agreements could exert significant downward pressure on our stock price.

Our current or proposed anti-takeover provisions and the concentration of ownership of our common stock may deter potential acquirers and may depress our stock price.

   Certain current or proposed provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a change of control, or changes in our management, that stockholders consider favorable. Such current or proposed provisions include:

  . a provision authorizing the issuance by our Board of "blank check" preferred stock without any action by our stockholders;

  . a proposal to provide for a classified board of directors with staggered, three-year terms; and

  . a proposal to require a vote of not less than 80% of voting shares outstanding to call a special meeting of stockholders.

   The proposed changes to our certificate of incorporation will be considered at our 2002 annual stockholders meeting, however, due to the expected record date for that meeting, it is not anticipated that shares of common stock acquired in this offering will be eligible to vote at that meeting.

   Additionally, because members of the Gill family will continue to hold voting control after the offering, they will be able to prevent most changes of control. Moreover, we recently adopted a stockholder rights plan, which could substantially deter a takeover attempt on terms we deem unacceptable. Lastly, the Delaware General Corporation Law imposes limitations on persons proposing to merge with or acquire us. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

                          FORWARD LOOKING STATEMENTS

   This prospectus contains forward-looking statements including statements concerning the future of our industries, product and service development, business strategy, the possibility of future acquisitions, continued acceptance and growth of our products and dependence upon significant customers. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or include other forward-looking information. You should not place undue reliance on these forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from the results contained in any forward-looking statement.

   In this prospectus, we rely on and refer to information and statistics regarding the markets in which we compete. We obtained this information and these statistics from various third party sources and publications that are not produced for the purposes of securities offerings or economic analysis. We have not independently verified the data and cannot assure you of the accuracy of the data we have included.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the 3,600,000 shares of common stock offered with this prospectus will be approximately $49.0 million, based on a public offering price of $14.50 per share and after deduction of the underwriting discounts and estimated offering expenses to be paid by us.

   We intend to use all of the net proceeds from the offering to reduce outstanding debt under our credit facility. The weighted average interest rate on borrowings under our credit facility, which expires in January 2005, was approximately 4.7% at March 19, 2002.

   We may subsequently choose to make additional borrowings under or expand our credit facility for a variety of purposes, including to finance acquisitions or other business expansions. We review acquisitions from time to time, however, no material acquisitions are currently contemplated. We are undertaking this offering in part because we believe that the availability of adequate financial resources is a substantial competitive factor.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is traded on the Nasdaq National Market under the symbol "SYPR." The following table sets forth, for the periods indicated, the high and low closing sale prices per share of the common stock as reported by the Nasdaq National Market.

                                                                  High   Low
                                                                 ------ ------

Year ended December 31, 1999:
  First Quarter................................................. $ 8.00 $ 6.63
  Second Quarter................................................   9.50   6.88
  Third Quarter.................................................  10.56   9.00
  Fourth Quarter................................................  10.25   8.75

Year ended December 31, 2000:
  First Quarter................................................. $11.00 $ 8.88
  Second Quarter................................................  10.75   8.63
  Third Quarter.................................................  10.63   8.63
  Fourth Quarter................................................   8.75   6.19

Year ended December 31, 2001:
  First Quarter................................................. $ 8.00 $ 4.00
  Second Quarter................................................   8.22   3.75
  Third Quarter.................................................  10.55   7.50
  Fourth Quarter................................................  13.46   9.80

Year ending December 31, 2002:
  First Quarter (through March 19, 2002)........................ $16.35 $12.50

   On March 19, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $14.03 per share. As of March 19, 2002, there were 1,010 holders of record of our common stock.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all earnings to finance future growth.

                                CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 2001 and as adjusted to reflect the sale of 3,600,000 shares of our common stock offered by this prospectus at a public offering price of $14.50 per share, after deducting underwriting discounts and offering expenses payable by us, and the repayment of $49.0 million in outstanding debt.

                                                                                           December 31, 2001
                                                                                         --------------------
                                                                                          Actual   As Adjusted
                                                                                         --------  -----------
                                                                                            (in thousands)
Current portion of long-term debt....................................................... $  7,500   $  7,500
                                                                                         ========   ========
Long-term debt, net of current portion.................................................. $ 80,000   $ 31,038

Stockholders' equity:
 Preferred stock, par value $.01 per share, 989,000 shares authorized; no shares issued.       --         --
 Series A preferred stock, par value $.01 per share, 11,000 shares authorized; no shares
   issued...............................................................................       --         --
 Common stock, non-voting, par value $.01 per share, 10,000,000 shares authorized;
   no shares issued.....................................................................       --         --
 Common stock, par value $.01 per share, 20,000,000 shares authorized; 9,898,675 shares issued and outstanding, actual; 13,498,675 shares issued and outstanding, as
   adjusted.............................................................................       99        135
 Additional paid-in capital.............................................................   25,490     74,416
 Retained earnings......................................................................   46,427     46,427
 Accumulated other comprehensive income (loss)..........................................   (1,896)    (1,896)
                                                                                         --------   --------
   Total stockholders' equity...........................................................   70,120    119,082
                                                                                         --------   --------
       Total capitalization............................................................. $150,120   $150,120
                                                                                         ========   ========

   The outstanding share information excludes outstanding options to purchase 1,846,960 shares of common stock exercisable at a weighted-average exercise price per share, as of December 31, 2001, of $7.61, 416,000 shares of our common stock subject to performance-based options and an additional 577,131 shares of common stock reserved for future grant or issuance under our equity incentive compensation plans.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

   The following selected financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. The selected financial data set forth below with respect to the income statement for each of the years in the three year period ended December 31, 2001 and with respect to the balance sheets at December 31, 2000 and 2001, are derived from the audited financial statements. These financial statements are included elsewhere in this prospectus and the data below are qualified by reference to those financial statements and related notes. The income statement data for the years ended December 31, 1997 and 1998 and the balance sheet data at December 31, 1997, 1998 and 1999 are derived from audited financial statements not included in this prospectus.

                                                                  Years Ended December 31,
                                                     -------------------------------------------------
                                                     1997(1, 2) 1998(1)     1999      2000      2001
                                                     ---------- --------  --------  --------  --------
Consolidated Income Statement Data:
Net revenue.........................................  $217,355  $211,625  $202,130  $216,571  $254,640
Cost of sales.......................................   185,220   163,702   157,181   176,258   211,093
                                                      --------  --------  --------  --------  --------
Gross profit........................................    32,135    47,923    44,949    40,313    43,547

Selling, general and administrative.................    26,658    28,169    23,388    26,881    26,134
Research and development............................     3,487     5,940     6,409     3,574     3,054
Amortization of intangible assets...................       205       963       986     1,436     1,329
Special charges.....................................        --        --        --     2,945        --
                                                      --------  --------  --------  --------  --------
Operating income....................................     1,785    12,851    14,166     5,477    13,030

Interest expense, net...............................     1,959     1,298     1,730     4,035     4,111
Other income........................................    (2,205)     (204)     (219)     (344)     (358)
                                                      --------  --------  --------  --------  --------
Income before income taxes, minority interests and
  discontinued operations...........................     2,031    11,757    12,655     1,786     9,277

Income taxes........................................     1,143     4,311     3,099    (1,398)    2,910
                                                      --------  --------  --------  --------  --------
Income before minority interests and discontinued
  operations........................................       888     7,446     9,556     3,184     6,367

Minority interests in losses of consolidated
  subsidiaries......................................       639        --        --        --        --
                                                      --------  --------  --------  --------  --------
Income from continuing operations...................     1,527     7,446     9,556     3,184     6,367
Loss from discontinued operations (net of applicable
  taxes of $186)....................................      (375)       --        --        --        --
Gain on disposal of discontinued operations (net of
  applicable taxes of $2,160).......................     4,192        --        --        --        --
                                                      --------  --------  --------  --------  --------
Net income..........................................  $  5,344  $  7,446  $  9,556  $  3,184  $  6,367
                                                      ========  ========  ========  ========  ========
Net income per share:
 Basic..............................................  $   0.50  $   0.79  $   1.00  $   0.33  $   0.65
 Diluted............................................  $   0.48  $   0.76  $   0.97  $   0.32  $   0.63
Shares used in computing per share amounts:
 Basic..............................................     9,424     9,438     9,515     9,671     9,828
 Diluted............................................     9,826     9,793     9,861     9,964    10,028

                                                       December 31,
                                       --------------------------------------------
                                       1997(1)    1998     1999     2000     2001
                                       -------- -------- -------- -------- --------
Consolidated Balance Sheet Data:
Cash and cash equivalents............. $  9,836 $ 12,387 $ 10,406 $ 14,674 $ 13,232
Working capital.......................   35,123   32,121   53,705   58,602   67,325
Total assets..........................  120,608  121,119  148,564  179,122  211,444
Current portion of long-term debt.....    3,477   10,083    5,400    2,500    7,500
Long-term debt, net of current portion   27,863   18,500   49,000   62,500   80,000
Total stockholders' equity............   27,728   49,359   60,820   64,205   70,120

--------
(1) For periods ended prior to March 30, 1998:

    . The consolidated financial statements of our predecessor are included in the presentation of selected consolidated financial data as our predecessor was deemed to be the acquirer for accounting purposes in our reorganization.

    . The computation of net income per share has been adjusted to exclude the minority interests reflected in the historical financial statements of our predecessor.

    . Shares used in computing per share amounts reflect our one-for-four reverse stock split that occurred on March 30, 1998, and include the outstanding shares of our common stock as of March 30, 1998 and the dilution associated with common stock options issued prior to that date.

(2) For the year ended December 31, 1997:

    . Our consolidated financial statements included certain Latin American operations which were sold on June 30, 1997. After reflecting pro forma adjustments related to the Latin American operations, our net revenue for 1997 was $200,424,000, and our net income was $5,014,000.

    . The results of operations of our real estate segment are presented as discontinued operations in our consolidated financial statements. The divestiture of all operations related to our real estate segment was completed in March 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of our results of operations and financial condition should be read together with the other financial information and consolidated financial statements included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

   We are a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major companies and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. Outsourced services accounted for approximately 82% of our revenue for the year ended December 31, 2001, and we expect this percentage to increase in the future.

   We have four major operating subsidiaries that are grouped into two reportable segments, the Electronics Group and the Industrial Group. The Electronics Group is comprised of Sypris Electronics, LLC, Sypris Test & Measurement, Inc. and Sypris Data Systems, Inc. Revenue from this group is derived primarily from the sale of manufacturing services, technical services and products to customers in the markets for aerospace & defense electronics and test & measurement services. The Industrial Group consists solely of Sypris Technologies, Inc., which generates revenue primarily from the sale of manufacturing services to customers in the market for truck components & assemblies and from the sale of products to the energy and chemical markets.

   Company Background. Robert E. Gill and Jeffrey T. Gill formed our predecessor company in 1983 for the purpose of acquiring under-performing divisions of Fortune 500 companies. From 1985 to 1994, we acquired 15 businesses from a variety of companies, including Allegheny International, Alliant Techsystems, Inc., Honeywell, Philips Electronics North America Corporation and Sumitomo Corporation. These businesses were combined into four subsidiaries.

   In 1994, we completed an initial public offering of one of these subsidiaries to support its expansion into commercial contract manufacturing. The business performed poorly in the face of intense competition and reported a series of financial losses from 1995 to 1997. Beginning in 1997, we initiated a restructuring of the subsidiary that included the disposition of operations in Mexico and Brazil, the replacement of the executive management team, the completion of and exit from unprofitable contracts and a rededication of the subsidiary to its core aerospace & defense electronics business. As a result of these and other actions, our revenue declined from 1996 to 1999, but profitability increased significantly. The restructuring culminated in 1998 when we merged with this public subsidiary and changed our name to Sypris Solutions.

   Since 1998, our objective has been to become the leading outsourcing specialist in each of our core markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. We have focused our efforts on establishing long-term relationships with industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management. The quality of these contracts has enabled us to invest in leading-edge technologies that we believe will serve as an important means for differentiating ourselves in the future from the competition when it comes to cost, quality, reliability and customer service.

   Contract Awards. The pursuit of multi-year contractual relationships with industry leaders in each of our core market segments is a key component of our strategy. We prefer contracts that are sole-source by part number so that we can work closely with the customer to the mutual benefit of both parties.

   During February 2002, we announced the award of a contract with Visteon that is expected to generate approximately $100 million of revenue over the term of the agreement, based upon the assumption that the current expected annualized volume for these services is maintained over the life of the contract, which runs through 2006. Under the terms of the agreement, we will supply Visteon with light axle shafts for the Ford F-150 series pickup truck, Ford Expedition and Lincoln Navigator. Beginning in January 2004, the agreement expands to include light axle shafts for the Ford F-250, F-350 and Ranger series pickup trucks and the Ford Mustang GT. In order to perform under this contract, we invested significant capital in recent years to develop the capacity and capability to service the needs of Visteon and other potential customers, though Visteon does not have an obligation to purchase a particular level of services under the contract and there can be no assurance that the $100 million of revenue expected under the contract will be realized.

   During June 2001, we announced the award of a new seven-year contract with Dana that is expected to generate approximately $300 million of revenue over the term of the agreement, based upon the assumption that the current annualized volume for these services is maintained over the life of the contract and that additional services anticipated to be provided to Dana are in fact provided at the levels contemplated by the agreement. Under the terms of the contract, which was part of a transaction that included the purchase of certain manufacturing assets from Dana, we will manufacture all of Dana's North American requirements for certain medium and heavy-duty truck axle shafts, ring gears and pinions through May 2008. Dana does not have an obligation to purchase a particular level of services under the contract and there can be no assurance that the $300 million of revenue expected under the contract will be realized.

   The prices contained in the Visteon and Dana contracts for our services are fixed for an initial term and reduced thereafter in accordance with schedules contained in the agreements. We believe these price reductions will not materially affect our profitability. We purchase steel for these contracts at the direction of our customers, with any periodic changes in the price of steel being reflected in the prices we are paid for our services, such that we neither benefit from nor are harmed by any future changes in the price of steel. The contracts also provide for us to share in the benefits of any cost reduction suggestions that we make that are accepted by our customers. The addition of the Visteon and Dana contracts is expected to substantially increase the percentage of our net revenue attributable to the truck components & assemblies market in future years. Dana is expected to account for more than 10% of our consolidated net revenue in 2002.

   Acquisitions. The selective pursuit of acquisitions represents another important component of our strategy. We focus primarily on those candidates that will enable us to consolidate positions of leadership in our existing markets, further develop strategic partnerships with leading companies, and expand our capability and capacity to increase our value-added service offerings.

   During May 2001, we invested $11.5 million in the acquisition of certain manufacturing assets and inventory from Dana in conjunction with the award of a seven-year, sole-source contract to supply Dana with fully machined, medium and heavy-duty truck axle shafts, ring gears, pinions, helical gears and other drive train components for integration into subassemblies for Freightliner, Mack Trucks, Navistar, PACCAR and Volvo. The transaction added valuable forging and machining capacity, increased our range of value-added services and added important professional depth to our management team at Sypris Technologies.

   During December 1999, we acquired the assets of the mobile calibration, certification and repair service business from Lucent for approximately $10.7 million in cash. The assets included 13 ISO-certified mobile calibration laboratories, one ISO-certified transportable field calibration unit and laboratories in New Jersey and Tennessee. The business included multi-year contracts to provide these services for AT&T, the National Weather Service, the Federal Aviation Administration and Lucent, among others, and was combined with our existing national network of laboratories to increase our range of capabilities at Sypris Test & Measurement.

   Accounting Policies.  Our significant accounting policies are described in
Note 1 to the consolidated financial statements included elsewhere in this prospectus. We believe our most critical accounting policies include revenue recognition and cost estimation on certain contracts for which we use a percentage of completion, units of delivery method of accounting, as described immediately below.

   The complexity of the estimation process and all issues related to the assumptions, risks and uncertainties inherent with the application of the percentage of completion, units of delivery method of accounting affect the amounts reported in our financial statements. A number of internal and external factors affect our cost of sales estimates, including labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. If our business conditions were different, or if we used different assumptions in the application of this and other accounting policies, it is likely that materially different amounts would be reported in our financial statements.

   Net Revenue. The majority of our outsourced services revenue is derived from manufacturing services contracts under which we supply products to our customers according to specifications provided under our contracts. We generally recognize revenue for these outsourced services, as well as our product sales, when we ship the products, at which time title generally passes to the customer. The percentage of completion, units of delivery method of accounting is applied by our Electronics Group for outsourced services provided under multi-year contracts with aerospace & defense customers. Approximately 45%, 49% and 53% of total net revenue was recognized under the percentage of completion, units of delivery method of accounting during 1999, 2000 and 2001, respectively. Revenue is recognized on these contracts when units are delivered to the customer, with unit revenue based upon unit prices as set forth in the applicable contracts. We recognize all other outsourced services revenue when the service is provided to the customer. Our net revenue includes adjustments for estimated product warranty and allowances for returns by our customers.

   Cost of Sales. Cost of sales consists primarily of our payments to our suppliers, compensation, payroll taxes and employee benefits for service and manufacturing personnel, and purchasing and manufacturing overhead costs. The contracts for which our Electronics Group recognizes net revenue under the percentage of completion, units of delivery method of accounting, involve the use of estimates for cost of sales. Under this approach, we compare estimated costs to complete an entire contract to total net revenue for the term of the contract to arrive at an estimated gross margin percentage for each contract. Each month, the estimated gross margin percentage is applied to the cumulative net revenue recognized on the contract to arrive at cost of sales for the period. Management reviews these estimates monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change is known. Such changes to these estimates have not been material to our quarterly results of operations during the three year period ended December 31, 2001. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known. Additionally, our reserve for excess and obsolete inventory is primarily based upon forecasted demand for our products and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

   Gross Profit. Gross profit is affected by many factors including sales volume, pricing, product mix, estimates for the costs to complete multi-year contracts, and cost factors including component costs, materials costs, and manufacturing and labor costs.

   Selling, General and Administrative. Selling, general, and administrative expense consists primarily of compensation, payroll taxes and employee benefits for selling, general, and administrative personnel, commissions, sales and marketing efforts, promotional programs, and investment in our infrastructure in order to support our continued growth.

   Research and Development. Research and development expense consists primarily of compensation, payroll taxes and employee benefits for engineering and development personnel, consulting expenses, and project materials. The majority of our research and development relates to our data systems products. We expect to continue to invest in data systems product development and launch new products and line extensions.

   Interest Expense, Net. Net interest expense consists primarily of interest expense on our revolving credit facility.

   Income Taxes. Income tax expense consists of current and deferred federal and state income taxes. We recognize tax benefits associated with research and development tax credits and certain qualifying foreign trade income from shipments outside the U.S. As of December 31, 2001, we had a valuation allowance of approximately $0.7 million related to certain state tax net operating loss carryforwards. Our effective tax rate is expected to be between 32% and 35% for 2002.

Results of Operations

   The following table sets forth certain data from our consolidated income statements for the years ended December 31, 1999, 2000 and 2001, expressed as a percentage of net revenue:

                                                  Years Ended December 31,
                                                  -----------------------
                                                   1999       2000   2001
                                                   -----     -----  -----
Net revenue:
  Electronics Group..............................  81.6%      84.1%  81.4%
  Industrial Group...............................  18.4       15.9   18.6
                                                   -----     -----  -----
  Total net revenue.............................. 100.0      100.0  100.0
Cost of sales....................................  77.8       81.4   82.9
                                                   -----     -----  -----
Gross profit.....................................  22.2       18.6   17.1

Selling, general and administrative..............  11.5       12.4   10.3
Research and development.........................   3.2        1.6    1.2
Amortization of intangible assets................   0.5        0.7    0.5
Special charges..................................   0.0        1.4    0.0
                                                   -----     -----  -----
Operating income.................................   7.0        2.5    5.1

Net income.......................................   4.7%       1.5%   2.5%
                                                   =====     =====  =====

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

   Net Revenue. Net revenue was $254.6 million in 2001, an increase of $38.0 million, or 17.6%, from $216.6 million in 2000. Backlog at December 31, 2001 was $162.3 million, an increase of $1.5 million from $160.8 million at December 31, 2000. Backlog for our Electronics Group and Industrial Group at December 31, 2001 was $118.5 million and $43.8 million, respectively.

   Net revenue for our Electronics Group in 2001 was $207.3 million, an increase of $25.2 million, or 13.8%, from $182.1 million in 2000. The increase in net revenue was primarily from contracts with aerospace & defense customers for manufacturing services, which generated an increase of $28.7 million in 2001 over the prior year. Other outsourced services accounted for an increase in net revenue of $0.5 million during 2001. Product sales accounted for a decrease in net revenue of $4.0 million during 2001, primarily due to reduced sales quantities for data systems products.

   Net revenue for our Industrial Group in 2001 was $47.3 million, an increase of $12.8 million, or 37.5%, from $34.5 million in 2000. During May 2001, we acquired certain manufacturing assets and inventory from Dana for approximately $11.5 million in cash. The assets are used to produce fully machined, heavy-duty truck axle shafts and other drive train components for integration into subassemblies produced for leading truck manufacturers. This business generated outsourced services revenue of $17.7 million during 2001. Excluding the acquisition, the Industrial Group's net revenue declined $4.9 million in 2001 from the prior year. The decrease in net revenue was primarily due to a decline in outsourced services provided to customers in the heavy-duty truck market. Unfavorable market conditions for heavy-duty truck production resulted in an industry-wide market decrease of approximately 44% from 1999 to 2001 and reduced the volume of axle shafts we supplied to that market. We expect demand in the heavy-duty truck market to remain weak during 2002; however, further significant declines in demand are not anticipated. During 2002, we expect to ramp-up production for new and certain existing customers on additional forging and machining equipment we installed during 2001. The increased production volume from these opportunities, combined with the full year impact of the acquisition from Dana, is expected to result in higher revenue for our Industrial Group in 2002 as compared to 2001.

   Gross Profit. Gross profit in 2001 was $43.5 million, an increase of $3.2 million, or 8.0%, from $40.3 million in 2000. Gross margin in 2001 declined to 17.1% from 18.6% in 2000.

   Gross profit for our Electronics Group in 2001 was $37.4 million, an increase of $1.1 million, or 3.1%, from $36.3 million in 2000. The increase in manufacturing services revenue generated an increase in gross profit of $3.8 million, while gross profit from other outsourced services decreased $0.6 million. Gross margin in 2001 declined to 18.0% from 19.9% in 2000. Manufacturing services comprised approximately 59% of our Electronics Group's revenue in 2001 as compared to approximately 51% in 2000. Gross margin from manufacturing services improved slightly over the prior year; however, since gross margin on manufacturing services is lower than other outsourced services, the change in revenue mix contributed to the decrease in gross margin. Another factor in the gross margin decline was a slight decrease in gross margin on other outsourced services, primarily due to adverse economic conditions impacting demand and pricing for certain services provided to our customers. Gross profit from product sales decreased $2.1 million during 2001, primarily due to reduced demand for certain product offerings.

   Gross profit for our Industrial Group in 2001 was $6.1 million, an increase of $2.1 million or 52.5% from $4.0 million in 2000. Excluding the acquisition from Dana, gross profit declined $0.9 million in 2001 primarily due to the downturn of the heavy-duty truck market. The reduction in demand and corresponding impact on shipments occurred as our organizational infrastructure to support future growth plans was being developed. The increased cost structure associated with the additional people and systems required to meet future contractual requirements and the underabsorption of overhead due to the volume decline resulted in a decline in our gross margin, excluding the impact of the operation acquired from Dana, to 10.6% in 2001, as compared to 11.7% for the prior year. Gross margin for our Industrial Group during 2001 including the operation acquired from Dana was 13.0%.

   Selling, General and Administrative. Selling, general and administrative expense in 2001 was $26.1 million, or 10.3% of net revenue, as compared to $26.9 million, or 12.4% of net revenue in 2000. Although net revenue increased 17.6% from 2000 to 2001 and the acquisition from Dana added approximately $1.0 million to selling, general and administrative expense during 2001, our total selling, general and administrative spending decreased by $0.8 million, or 2.8%. The decline in selling, general and administrative expense was primarily attributable to decreased selling expenses and commissions related to lower product sales for our Electronics Group, decreased marketing costs and cost reductions in both our Electronics Group and Industrial Group in response to the general weakness in the U.S. economy.

   Research and Development. Research and development expense in 2001 was $3.1 million, or 1.2% of net revenue, as compared to $3.6 million, or 1.6% of net revenue in 2000. The decrease in research and development expense was attributable to our Electronics Group, and was related to the quantity and timing of new product releases for the data systems product lines and the increased utilization of strategic alliances with suppliers for product development.

   Amortization of Intangible Assets. Amortization of intangible assets in 2001 was $1.3 million, a decrease of $0.1 million, or 7.5% compared to $1.4 million in 2000.

   Special Charges. Special charges of $2.9 million were recognized during 2000 for activities related to the consolidation of certain operations within our Electronics Group. The consolidation activities were completed in 2000 and no such charges were recognized in 2001.

   Interest Expense, Net. Interest expense in 2001 was $4.1 million, an increase of $0.1 million, or 1.9%, from $4.0 million in 2000. Interest expense attributable to increased borrowings during 2001 was offset by a reduction in interest rates and the capitalization of interest incurred on our Industrial Group's capital expenditure program. Our weighted average debt outstanding increased to approximately $74.5 million during 2001 from approximately $58.7 million in 2000. This increase reflected the $11.5 million acquisition from Dana made by our Industrial Group in May 2001 and capital expenditures during 2000 and 2001 to support new business opportunities. The weighted average interest rate in 2001 was approximately 7.4% as compared to approximately 8.5% for the prior year. Capitalized interest in 2001 was $1.8 million as compared to $0.9 million in 2000, and is expected to be insignificant in 2002 as the related capital projects have been substantially completed as of December 31, 2001.

   Income Taxes. Income tax expense was $2.9 million in 2001 as compared to an income tax benefit of $1.4 million in 2000. The effective tax rate in 2001 was 31.4%. The effective tax rate for 2001 and the income tax benefit in 2000 reflect research and development tax credits, foreign sales corporation tax benefits and a reduction in the Company's valuation allowance on deferred tax assets. The reduction in the valuation allowance for 2001 and 2000 was $0.3 million and $3.0 million, respectively.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

   Net Revenue. Net revenue was $216.6 million in 2000, an increase of $14.5 million, or 7.1%, from $202.1 million in 1999. Backlog at December 31, 2000 was $160.8 million, an increase of $33.8 million from $127.0 million at December 31, 1999. Backlog for our Electronics and Industrial Groups at December 31, 2000 was $143.2 million and $17.6 million, respectively.

   Net revenue for our Electronics Group in 2000 was $182.1 million, an increase of $17.2 million or 10.4% from $164.9 million in 1999. The increase in net revenue was generated primarily from new contracts for manufacturing services and the expansion of calibration services resulting from the acquisition from Lucent. Production on several new manufacturing service contracts, mainly with aerospace & defense customers, began to ramp-up during 2000, generating a $16.2 million increase in revenue. The acquired calibration business added a fleet of mobile calibration labs to our service capabilities and accounted for an $8.4 million increase in revenue during 2000. The increase in service revenue was partially offset by a $6.5 million decrease in product revenue, primarily due to reduced sales quantities for our data systems products, which began to decline in 1999 and continued to decline throughout 2000. The reduced level of demand reflects an overall market decline and increased competition. Other outsourced services and product sales accounted for a net $0.9 million decrease in net revenue during 2000.

   Net revenue for our Industrial Group was $34.5 million, a decrease of $2.7 million, or 7.3%, from $37.2 million in 1999. The decrease in net revenue was primarily due to a decline in outsourced services provided to customers in the heavy-duty truck market. Market conditions in North America for heavy-duty truck production were negatively impacted by oil prices, interest rates and an excess inventory of new and used trucks, resulting in an overall market decrease of approximately 40%. This reduced the volume of forged truck axle shafts provided under manufacturing service agreements and accounted for a $4.0 million decrease in net revenue, the majority of which occurred during the second half of 2000. Revenue derived from manufacturing services in other markets increased by $0.5 million and fabricated product sales increased by $0.8 million. During 1999 and 2000, our Industrial Group invested approximately $22.6 million to expand its forging capacity and add new machining capabilities.

   Gross Profit. Gross profit in 2000 was $40.3 million, a decrease of $4.6 million, or 10.3%, from $44.9 million in 1999. Gross margin in 2000 was 18.6% of net revenue, as compared to 22.2% of net revenue in 1999.

   Gross profit for our Electronics Group in 2000 was $36.3 million, or 19.9% of net revenue, as compared to $37.9 million, or 23.0% of net revenue in 1999. The $1.6 million decrease in gross profit in 2000 was primarily due to volume reductions and increased costs on data systems products and increased costs on manufacturing service contracts. Volume declines for data systems products, related underabsorbed overhead costs and manufacturing inefficiencies arising from the transfer of production following the consolidation of two facilities during the first half of 2000 contributed to a $5.0 million decline in gross profit. This reduction was substantially offset by increased gross profit from the growth in the manufacturing and calibration service revenue. The additional volume generated increased gross profit of $4.4 million which was offset by increased costs of $1.0 million associated with the following three primary factors. First, shortages and extended lead times for the purchase of certain electronic components resulted in manufacturing inefficiencies due to the unpredictability of scheduling receipts of allocated components from vendors. Second, the number of new program start-ups increased substantially during 2000 as compared to the prior year. Manufacturing inefficiencies on new programs generally result in lower gross margins during the start-up phase and margins typically improve as the programs mature. Third, additional costs incurred to make the necessary investments in people, equipment and processes to support the record level of backlog also reduced gross profit in 2000.

   Gross profit for our Industrial Group in 2000 was $4.0 million, or 11.7% of net revenue, as compared to $7.0 million, or 19.0% of net revenue in 1999. The $3.0 million decrease in gross profit was primarily due to the downturn of the heavy-duty truck market. The reduction in demand and corresponding impact on shipments occurred as the organizational infrastructure to support future growth plans was being developed. The increased cost structure associated with the additional people and systems required to meet future contractual requirements and the underabsorption of overhead due to the volume decline resulted in low gross margin levels, particularly during the second half of 2000.

   Selling, General and Administrative. Selling, general and administrative expense in 2000 was $26.9 million, or 12.4% of net revenue, as compared to $23.4 million, or 11.5% of net revenue in 1999. The increase in selling, general and administrative expense was attributable primarily to our Electronics Group, which reported an increase of $2.9 million. Investments in our organizational infrastructure as discussed above also include certain selling, general and administrative expenses, the majority of which were within our Electronics Group. Selling expenses incurred for marketing and bid and proposal activities during 2000 exceeded prior year amounts and were a contributing factor to the increased orders and net revenue in 2000.

   Research and Development. Research and development expense in 2000 was $3.6 million, or 1.6% of net revenue, as compared to $6.4 million, or 3.2% of net revenue in 1999. This decrease was attributable to our Electronics Group, and relates to the quantity and timing of new product releases for the data systems product lines and the utilization of strategic alliances with suppliers for product development.

   Amortization of Intangible Assets. Amortization of intangible assets in 2000 was $1.4 million, an increase of $0.4 million, or 45.6% compared to $1.0 million in 1999. This increase resulted from the amortization of goodwill recorded in connection with the acquisition from Lucent.

   Special Charges. Special charges of $2.9 million were recognized during 2000 for activities related to the consolidation of certain operations within the Electronics Group. Operations for the data systems product lines have been conducted at two facilities since the November 1997 acquisition that expanded this business. Although several consolidation actions were implemented immediately following this acquisition, management identified potential cost savings in 2000 that could be realized through the elimination of redundant manufacturing operations and staffing of functional areas between the two facilities. The consolidation activities were substantially completed during the first nine months of 2000. The special charges incurred for these activities include workforce reductions, facilities rearrangement and relocation expenses, and employment costs related to the transfer of production.

   Interest Expense, Net. Interest expense in 2000 was $4.0 million, an increase of $2.3 million, or 133%, from $1.7 million in 1999. The increase in interest expense was primarily due to an increase in the weighted average debt outstanding coupled with an increase in interest rates. Our weighted average debt outstanding more than doubled to approximately $58.7 million in 2000 from approximately $28.4 million in 1999. This increase resulted primarily from the acquisition from Lucent, working capital funding related to the increase in revenue and order backlog and capital expenditures during 1999 and 2000 to support new business opportunities. The weighted average interest rate for 2000 was approximately 8.5% as compared to approximately 6.3% for the prior year. The year-to-year rate change includes an increase in the margin paid on outstanding borrowings of approximately 100 basis points under the terms of our credit agreement.

   Income Taxes. An income tax benefit of approximately $1.4 million was recognized during 2000 as compared to income tax expense of $3.1 million during 1999. The tax benefit during 2000 was primarily due to a $3.0 million reduction in our valuation allowance on deferred tax assets. Certain issues related to our consolidated federal taxable income were resolved during 2000, which gave rise to the elimination of the valuation allowance for deferred tax assets related to federal income tax temporary differences. We also recognized a tax benefit during 2000 of approximately $0.3 million for research and development tax credits. The provision for income taxes in 1999 included a reduction in the valuation allowance on deferred tax assets of $1.9 million and a benefit for research and development tax credits of $0.6 million.

Liquidity, Capital Resources and Financial Condition

   Net cash provided by operating activities was $8.5 million in 2001, as compared to $8.1 million in 2000. Accounts receivable increased by $8.5 million, primarily due to increased revenue and the acquisition from Dana completed in May 2001. Inventory increased by $3.5 million, excluding the fair value of inventory acquired in the Dana transaction. Accounts payable increased $3.6 million, excluding the impact of open accounts payable at each year-end related to capital expenditures. The increases in inventory and accounts payable are primarily attributable to the revenue increase in our business.

   Net cash used in investing activities was $32.9 million in 2001 as compared to $14.9 million for the prior year. The increase was primarily attributable to the $11.5 million acquisition from Dana. Capital expenditures for our Electronics Group and Industrial Group totaled $7.9 million and $19.5 million, respectively, in 2001. Capital expenditures for our Electronics Group were principally comprised of manufacturing, assembly and test equipment. Our Industrial Group's capital expenditures included new forging and machining equipment to increase and expand the range of production capabilities. Our Industrial Group invested $19.5 million, $15.5 million and $7.1 million during 2001, 2000 and 1999, respectively, in facilities, equipment and systems to support our current and anticipated growth in the truck components & assemblies market. We substantially completed the investments for this growth during 2001, which provides us with the capacity to serve the requirements of our existing multi-year contracts with ArvinMeritor, Dana and Visteon and allows us the opportunity to undertake additional large contracts from new customers. We completed sale and leaseback transactions with members of our bank group during each of the last two years for certain machinery and equipment. Proceeds from the sale of these assets in 2001 and 2000 were $5.4 million and $9.3 million, respectively. We entered into operating leases for the related assets for periods ranging from five to nine years. We also received $1.4 million in 2001 for the sale of certain assets by the Electronics Group.

   Net cash provided by financing activities was $23.0 million during 2001 as compared to $11.1 million during the prior year. Our outstanding debt increased $22.5 million during 2001 to $87.5 million, primarily to fund the acquisition from Dana and capital expenditures.

   We had total availability for borrowings and letters of credit under the revolving credit facility of $12.5 million at December 31, 2001, which, when combined with our unrestricted cash balance of $13.2 million, provides for total cash and borrowing capacity of $25.7 million. Maximum borrowings on the revolving credit facility are $100.0 million, subject to a $15.0 million limit for letters of credit. Borrowings under the revolving credit facility may be used to finance working capital requirements, acquisitions and for general corporate purposes, including capital expenditures. Most acquisitions require the approval of our bank group.

   Our credit agreement contains customary affirmative and negative covenants, including financial covenants requiring the maintenance of specified fixed charge and leverage ratios and minimum levels of net worth. At December 31, 2001, we were in compliance with these covenants and retained earnings of $15.4 million were unrestricted. The credit agreement is secured by substantially all of our assets, including but not limited to accounts receivable, inventory equipment, and real estate, and is also guaranteed by our subsidiaries. The asset collateralization requirement may be eliminated after June 2002 in the event we achieve certain financial ratios and remain in compliance with all covenants.

   Our principal commitments at December 31, 2001 consisted of repayments of borrowings under the credit agreement and obligations under operating leases for certain of our real property and equipment. We also had purchase commitments totaling approximately $5.0 million at December 31, 2001, primarily for manufacturing equipment. During 2001 and 2000, we financed approximately $26.3 million of machinery and equipment through operating leases with our bank group. Our minimum commitments on operating leases with initial or remaining terms greater than one year, including all real and personal property leases, total $7.0 million for 2002, $22.0 million for 2003 through 2006, and $9.2 million for 2007 and thereafter.

   We believe that without taking into account the proceeds from this offering, sufficient resources will be available to satisfy our cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on our profitability, our ability to manage working capital requirements and our rate of growth. If we make significant acquisitions or if working capital and capital expenditure requirements exceed expected levels during the next twelve months or in subsequent periods, we may require additional external sources of capital without taking into account the proceeds from this offering. There can be no assurance that any additional required financing will be available through bank borrowings, debt or equity financings or otherwise, or that if such financing is available, it will be available on terms acceptable to us. If adequate funds are not available on acceptable terms, our business, results of operations and financial condition could be adversely affected.

Recent Accounting Pronouncements

   In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we will apply the new accounting rules beginning January 1, 2002. We will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. We do not expect any significant loss as a result of the impairment tests. We will be required to test the value of our goodwill at least annually. These tests will involve estimates related to the fair market value of the business with which the goodwill is associated. We anticipate that substantially all amortization of intangible assets as a charge to earnings will be eliminated beginning January 1, 2002.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and issued its amendments, Statements No. 137 and 138, in June 1999 and June 2000, respectively. SFAS No. 133 requires that we recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value must be recognized currently in earnings. We were required to adopt the provisions of SFAS No. 133 effective January 1, 2001.

Quantitative and Qualitative Disclosures about Market Risk

   On July 26, 2001, we entered into interest rate swap agreements with a syndicate of banks that effectively convert a portion of our variable rate debt to a fixed rate of 4.52%, excluding our applicable margin, through July 2003. We entered into interest rate swap agreements as a means to reduce the impact of interest rate changes on future interest expense. Approximately 34% ($30.0 million) of our outstanding debt was covered under the interest rate swap agreements at December 31, 2001. We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. Excluding the borrowings included in the interest rate swap agreements, all other borrowings under our credit agreement bear interest at a variable rate based on the prime rate, the London Interbank Offered Rate, or certain alternative short-term rates, plus a margin (2.0% at March 19, 2002) based upon our leverage ratio. An increase in interest rates of 100 basis points would result in additional interest expense of approximately $0.6 million on an annualized basis, based upon our debt outstanding at December 31, 2001. The vast majority of our transactions are denominated in U.S. dollars. As such, fluctuations in foreign currency exchange rates have historically had little impact on us. Inflation has not been a significant factor in our operations in any of the periods presented and it is not expected to affect operations in the future.

                                   BUSINESS

General

   We are a diversified provider of outsourced services and specialty products. We perform a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major companies and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment. Outsourced services accounted for approximately 82% of our revenue during the year ended December 31, 2001 and we expect this percentage to increase in the future.

   We focus on those markets where we have the expertise, qualifications and leadership position to sustain a competitive advantage. We dedicate our resources to support the needs of industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management. The quality of these contracts, many of which are sole-source by part number and are for terms of up to seven years, enable us to invest in leading-edge technologies to help our customers remain competitive. The productivity, flexibility and economies of scale that result become an important means for differentiating ourselves from the competition when it comes to cost, quality, reliability and customer service.

   Aerospace & Defense Electronics. We are an established supplier of manufacturing services for the production of complex circuit cards, high-level assemblies and subsystems. We have long-term relationships with many of the leading aerospace & defense contractors, including Boeing, Honeywell, Lockheed Martin, Northrop Grumman and Raytheon. We manufacture these complex electronic assemblies under multi-year contracts for the missile guidance systems of the AMRAAM, BAT, Brimstone and HARM missile programs, and for the main color display systems of the AH-64 Apache Longbow attack helicopter. We also have a long-term relationship with the National Security Agency to design and build secure communications equipment and write encryption software.

   Truck Components & Assemblies. We are the principal supplier of manufacturing services for the forging and machining of medium and heavy-duty truck axle shafts in North America. We produce these axle shafts under multi-year, sole-source contracts with ArvinMeritor and Dana, the two primary providers of drive train assemblies for use by the leading truck manufacturers, including Freightliner, Mack, Navistar, PACCAR and Volvo. The addition of the Dana and Visteon contracts during 2001 and 2002, respectively, represented significant milestones in our efforts to expand our position in two important market segments. We expect to generate revenue of approximately $400 million over the terms of these agreements with Dana and Visteon, based upon current market volumes and other assumptions described more fully elsewhere in this prospectus.

   Test & Measurement Services. We provide technical services for the calibration, certification and repair of test & measurement equipment in the U.S. We have a multi-year, sole-source contract with the Federal Aviation Administration to calibrate and certify the equipment that is used to maintain the radar systems and directional beacons at over 400 airports in the U.S., the Caribbean and the South Pacific. We have a multi-year, sole-source contract with the National Weather Service to calibrate the equipment that is used to maintain the NEXRAD Doppler radar systems at each of its 132 advanced warning weather service radar stations in 45 states, the Caribbean and Guam. We also have a multi-year contract with AT&T to provide calibration and certification services at over 600 of its central and field switching locations.

Industry Overview

   We believe the trend toward outsourcing is continuing across a wide range of industries and markets as outsourcing specialists assume a strategic role in the supply chain of companies of all types and sizes. According to the Dun & Bradstreet Barometer of Global Outsourcing last published in 2000, expenditures on outsourcing in the U.S. were approaching $340 billion in 2000. We expect the growth in outsourcing expenditures to continue increasing at a rate far higher than the expansion in the overall economy.

   We believe the trend toward outsourcing is continuing because outsourcing frequently represents a more efficient, lower cost means for manufacturing a product or delivering a service when compared to more vertically integrated alternatives. The rate of acceptance of the outsourcing model, however, varies widely among industries and markets, and even among companies within the same industry or market. Industry leaders in each of our core markets are increasingly embracing the use of outsourcing specialists as a strategic means to enhance operating flexibility, reduce excess capacity, lower costs, improve quality and increase balance sheet productivity. While the facts and circumstances vary by industry, we believe the following benefits of outsourcing are driving this trend.

   Reduced Total Operating Costs and Invested Capital. Outsourcing specialists are able to produce products and/or deliver services at a reduced total cost relative to that of their customers because of the ability to allocate the expense for a given set of fixed capacity, including assets, people and support systems, across multiple customers with diversified needs. In turn, the outsourcing specialists can achieve higher utilization of their resources and achieve greater productivity, flexibility and economies of scale.

   Access to Advanced Manufacturing Capabilities and Processes and Increased Productivity. The ability to use a fixed set of production assets for a number of customers enables outsourcing specialists to invest in the latest technology as a means to further improve productivity, quality and cycle times. The magnitude of these investments can be prohibitive absent the volume and reliability of future orders associated with having a broad array of customers for the use of those assets.

   Focus on Core Competencies. Companies are under intense competitive pressure to constantly rationalize their operations, invest in and strengthen areas in which they can add the greatest value to their customers and divest or outsource areas in which they add lesser value. By utilizing the services of outsourcing specialists, these companies can react more quickly to changing market conditions and allocate valuable capital and other resources to core activities, such as research and development, sales and marketing or product integration.

   Improved Supply Chain Management. We believe that the trend in outsourcing favors specialists who have the financial, managerial and capital resources to assume an increasingly greater role in the management of the supply chain for the customer. By utilizing fewer more capable suppliers, companies are able to greatly simplify the infrastructure required to manage these suppliers, thereby reducing their costs and improving margins.

Our Markets

   Aerospace & Defense Electronics. According to Electronic Trend Publications and New Venture Research, the total aerospace & defense electronics market in North America is expected to grow from $33.6 billion in 2001 to $43.9 billion in 2005. In addition, these sources estimate that within the aerospace & defense electronics market, the trend toward outsourcing will increase at a rate that is higher than the underlying growth of the market. Accordingly, they estimate that the outsourcing of services will grow from $1.4 billion in 2000 to $7.9 billion in 2005, representing a compound annual growth rate of approximately 40%.

   The nature of providing outsourced manufacturing services to the aerospace & defense electronics industry differs substantially from the traditional commercial outsourced manufacturing services industry. The cost of failure can be extremely high, the manufacturing requirements are typically complex and products are produced in relatively small quantities. Companies that provide these manufacturing services are required to maintain and adhere to a number of strict certifications, security clearances and traceability standards that are often quite comprehensive.

   The consolidation of defense contractors over the past decade has added to the increased demand for outsourcing specialists. The consolidated companies, some of which have developed highly leveraged balance sheets as a result of mergers and acquisitions, have been motivated to seek new ways to raise margins, increase profitability and enhance cash flow. Accordingly, outsourcing specialists, such as Sypris, have been successful in building new relationships with companies that previously relied more on internal resources. We believe this trend will continue and that our extensive experience, clearances, certifications and qualifications in the manufacturing of aerospace & defense electronics will serve to differentiate us from many of the more traditional outsource suppliers.

   As part of President George W. Bush's plan to strengthen the national defense, Congress passed a $344 billion fiscal 2002 defense budget, which represented an 11% increase over the prior year's budget of $310 billion. Additionally, the Bush Administration has proposed a fiscal 2003 defense budget of approximately $379 billion, reflecting a 10% increase over the fiscal 2002 budget and the single largest increase in defense spending since the Reagan Administration. We believe that we are well positioned to take advantage of the additional outsourcing activity that may flow from the prime contractors that are awarded contracts related to these increased defense appropriations and expenditures.

   Truck Components & Assemblies. The truck components & assemblies market consists of the OEMs, such as DaimlerChrysler Corporation, Ford, Freightliner, General Motors Corporation, Mack, Navistar, PACCAR and Volvo, and a deep and extensive supply chain of companies of all types and sizes that are classified into different levels or tiers. Tier I companies represent the primary suppliers to the OEMs and include firms such as ArvinMeritor, Dana, Delphi Automotive Systems Corporation, Eaton Corporation, TRW and Visteon Corporation, among others. Many of the Tier I companies are confronted with excess capacity, high hourly wage rates, rich benefit packages and aging capital equipment. Below this group of companies reside numerous suppliers who either supply the OEMs directly or supply the Tier I companies. In all segments of the truck components & assemblies market, however, suppliers are under intense competitive pressure to improve product quality and to reduce capital expenditures, production costs and inventory levels.

   In an attempt to gain a competitive advantage, many OEMs have been reducing the number of suppliers they utilize. These manufacturers are choosing stronger relationships with fewer suppliers who are capable of investing to support their operations. In response to this trend, many suppliers have combined with others to gain the critical mass required to support these needs. As a result, the number of Tier I suppliers is being reduced, but in many cases the aggregate production capacity of these companies has yet to be addressed. We believe as Tier I suppliers seek to eliminate excess capacity, they will increasingly choose outsourcing as a means to enhance their financial performance and as a result, companies such as Sypris will be presented with new business and acquisition opportunities.

   Test & Measurement Services. The widespread adoption of the International Organization for Standardization (ISO) and Quality Standards (QS), among others, has been underway for many years. A critical component of basic manufacturing discipline and these quality programs is the periodic calibration and certification of the test & measurement equipment that is used to measure process performance. The investment in this equipment and the skills required to support the calibration and certification process has historically been performed offsite by the manufacturers of the equipment, or onsite by internal operations, even though the productive use of the assets and people is difficult to justify since equipment is often certified on an annual, or in some cases, biannual basis.

   We believe that test & measurement services will be increasingly outsourced to independent specialists who can use the manpower and equipment across a diversified base of customers, reduce investment requirements and improve profitability on a national scale.

Our Business Strategy

   Our objective is to increase our leadership position in each of our core markets. We intend to serve our customers and achieve this objective by continuing to:

   Concentrate on our Core Markets. We will continue to focus on those markets where we have the expertise, qualifications and leadership position to sustain a competitive advantage. We have been an established

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

supplier of manufacturing and technical services to major aerospace & defense companies and agencies of the U.S. Government for over 35 years. We are the principal supplier of medium and heavy-duty truck axle shafts in North America, and we are the sole provider of calibration, certification and repair services for equipment used by the Federal Aviation Administration to maintain the radar systems and directional beacons at each of the airports it serves in the U.S., the Caribbean and the South Pacific.

   Dedicate our Resources to Support Strategic Partnerships. We will continue to dedicate our resources to support the needs of industry leaders who embrace multi-year contractual relationships as a strategic component of their supply chain management and have the potential for long-term growth. We prefer contracts that are sole-source by part number so we can work closely with the customer to the mutual benefit of both parties. In recent years, we have entered into multi-year manufacturing services agreements with Boeing, Honeywell and Raytheon. We have also announced the award of sole-source supply agreements with ArvinMeritor and Dana that run through 2004 and 2008, respectively. We believe additional growth opportunities exist with these and other customers.

   Invest to Increase our Competitiveness and that of our Partners. We will continue to invest in advanced manufacturing and process technologies to reduce the cost of the services we provide for our customers on an ongoing basis. During 1999, we launched a $35 million capital investment program to expand and automate the services we provide to our customers in the truck components & assemblies market. The automation substantially increased our output per man hour and enabled us to offer our customers reduced pricing that helped them to remain competitive on a global scale. Our ability to leverage this capability across a number of customers in the future will further improve our capacity utilization, absorption of overhead and reduce our manufacturing costs.

   Grow Through the Addition of New Value-Added Services. We will continue to grow through the addition of new value-added capabilities that enable us to provide a more complete solution by improving quality and reducing product cost, inventory levels and cycle times for our customers. We have recently added new, state-of-the-art machining capabilities to the range of services we have to offer our customers in the truck components & assemblies market. The integration of these new activities with our existing operations will enable us to reduce labor and shipping costs and minimize cycle times for our customers. ArvinMeritor and Visteon have entered into contracts for these new services, which we believe may provide us with significant additional opportunities for growth in the future.

   Target Strategic Acquisitions that Enhance our Market Leadership. We will continue to pursue strategic acquisitions that consolidate our position of leadership in our core markets, create or strengthen our relationships with leading companies and expand our range of value-added services. Since 1985, we have completed the purchase of 18 operations from companies such as Allegheny International, Alliant Techsystems, Dana, Honeywell, Lucent, Philips Electronics and Sumitomo. We believe that there will be an increasing number of opportunities to solidify our positions of market leadership through the purchase of operating assets from our customers and others in our core markets in the future.

   We believe that the number and duration of our strategic relationships enable us to invest in our business with greater certainty and with less risk than others who do not benefit from the type of longer term contractual commitments we receive from many of our major customers. The investments we make in support of these contracts provide us with the productivity, flexibility, technological edge and economies of scale that we believe will help to differentiate us from the competition in the future when it comes to cost, quality, reliability and customer service.


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

Our Services and Products

   We are a diversified provider of outsourced services and specialty products. Our services consist of manufacturing, technical and other services and products that are delivered as part of our customers' overall supply chain management. The information below is representative of the types of products we manufacture, services we provide and the customers and industries for which we provide such products or services.

Aerospace & Defense Electronics:

  Boeing..................    Complex circuit cards for the Brimstone missile
                              guidance systems.

  Honeywell...............    Complex circuit cards for the color display
                              systems of the Apache attack helicopter.

  Lockheed Martin.........    Space electronics for the space shuttle and the
                              international space station.

  National Security Agency    Secure communications equipment, recording
                              systems and encryption software.

  Northrop Grumman........    Complex circuit cards for the BAT (brilliant
                              anti-tank) missile guidance systems.

  Raytheon................    Complex circuit cards and high level assemblies
                              for use in satellite communications systems, the AMRAAM (advanced, medium-range, air-to-air missile) and HARM (high-speed, anti-radiation missile) missile guidance systems, and secure tactical communication systems.
Truck Components & Assemblies:

  ArvinMeritor............    Axle shafts for medium and heavy-duty trucks.

  Dana....................    Axle shafts, pinions, ring gears and helical
                              gears for medium and heavy-duty trucks.

  Visteon.................    Axle shafts for pickup trucks and sport utility
                              vehicles.

Test & Measurement Services:

  AT&T....................    Calibration and certification services at over
                              600 central and field switching stations.

  Boeing..................    Testing of electronic components for use in
                              commercial avionics.

  Federal Aviation
  Administration..........    Calibration and certification services at over
                              400 airports.

  National Weather Service    Calibration and certification services for all
                              132 early warning weather radar stations.
Products:

  Bombardier Inc..........    Electrical current sensors for traction motors on
                              airport shuttles, Amtrak and the New York City subway.

  Snap-on Incorporated....    Magnetic probes to test engine diagnostics at
                              Sears and AutoZone.

Manufacturing Services

   Our manufacturing services typically involve the fabrication or assembly of a product or subassembly according to specifications provided by our customers. We purchase raw materials or components from both independent suppliers and from our customers in connection with performing our manufacturing services.

   Our manufacturing capabilities are enhanced by advanced quality and manufacturing techniques, lean manufacturing, just-in-time procurement and continuous flow manufacturing, statistical process control, total

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

quality management, stringent and real-time engineering change control routines and total cycle time reduction techniques.

   Electronics Manufacturing Services. We provide our customers with a broad variety of solutions, from low-volume prototype assembly to high-volume turnkey manufacturing. We employ a multi-disciplined engineering team that provides comprehensive manufacturing and design support to customers. The manufacturing solutions we offer include design conversion and enhancement, materials procurement, system assembly, testing and final system configuration.

   Our manufacturing services contracts for the aerospace & defense electronics market are generally sole-source by part number. Where we are the sole-source provider by part number, we are the exclusive provider to our customer of certain products for the duration of the manufacturing contract.

   Industrial Manufacturing Services. We provide our customers with a wide range of capabilities, including automated forging, extruding, machining, induction hardening, heat-treating and testing services to meet the exacting requirements of our customers. We also design and fabricate production tooling, manufacture prototype products and provide other value-added services for our customers.

   Our manufacturing services contracts for the truck components & assemblies markets are generally sole-source by part number. Part numbers may be specified for inclusion in a single model or a range of models. Where we are the sole-source provider by part number, we are the exclusive provider to our customer of the specific parts and for any replacements for these parts that may result from a design or model change for the duration of the manufacturing contract.

Technical Services

   Test & Measurement Services. We calibrate, repair and certify the test & measurement equipment that is used to maintain wireless communication equipment, control tower radar and direction beacons, NEXRAD Doppler advanced warning weather service radar systems, digital oscilloscopes, microwave equipment and fiber optic measuring equipment, among others. The applications cover the maintenance of cellular communications systems, air traffic control systems, broadband telecommunication systems and quality certification programs in manufacturing operations.

   Component Testing Services. We perform a wide-range of testing services on a contract basis, including radio frequency, microwave and mixed signal component testing, environmental testing, dynamics testing and failure analysis, among others. These services are typically performed for components that will be incorporated into final assemblies that require a high level of reliability, such as aerospace and satellite systems.

   Engineering Services. We utilize our advanced engineering service capabilities to provide our customers with complete systems solutions that exceed the scope of most manufacturing service companies. We believe that our ability to provide these services, including software development, design services, prototype development, product re-engineering, feature enhancement, product ruggedization, cost reduction, product miniaturization, and electro-magnetic interference and shielding, is instrumental in moving new products to market quickly and consistently. Our engineers perform work on a contract basis for a number of customers, including those requiring a high level of security clearance.

Products

   In addition to our outsourced services, we provide some of our customers with specialized products for end-to-end solutions. With the growth of our services business, our product business has increasingly become a smaller portion of our overall net revenue. We expect this trend to continue in the future.

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

   Data Systems. We design and manufacture digital and analog recorders, multiplexers, storage systems and touch screen control software to collect data from intelligence networks, performance data from missile tests, biological data from space flights, sonar data from submarines and flight test data from aircraft.

   Encryption Devices. We design and manufacture trunk encryption devices that provide military and intelligence agencies with the ability to transmit voice and data over normal transmission lines with high levels of security.

   Magnetics. We design and manufacture current sensors, Hall-effect generators, auto probes and gaussmeters for current measurement applications in homes, locomotives, mass transit systems, elevators, automotive diagnostic systems and laboratory diagnostic systems.

   Specialty. We design and manufacture high-pressure closures, transition joints and insulated joints for use in pipeline and chemical systems.

Our Customers

   Our customers include large, established companies and agencies of the federal government. We provide some customers with a combination of outsourced services and products, while other customers may be in a single category of our service or product offering. Our five largest customers in 2001, which accounted for 46% of net revenue, were ArvinMeritor, Dana, Honeywell, Lockheed Martin and Raytheon. Our five largest customers in 2000, which accounted for 39% of net revenue, were ArvinMeritor, Honeywell, Lockheed Martin, Northrop Grumman and Raytheon. Our five largest customers in 1999, which accounted for 29% of net revenue, were ArvinMeritor, Honeywell, IBM, Lockheed Martin and Raytheon.

   For the year ended December 31, 2001, Raytheon represented approximately 21% of our net revenue, the U.S. Government and Government Agencies, including the National Security Agency, collectively represented approximately 16% of our net revenue and Honeywell represented approximately 11% of our net revenue. Dana represented approximately 6% of our net revenue in 2001, although this only reflects our period of ownership of the Marion operation from the acquisition date on May 31, 2001. Dana is expected to account for more than 10% of our net revenue in 2002 and the percentage of our net revenue related to outsourced services for the truck components & assemblies market is expected to increase in 2002.

Sales and Business Development

   Our principal sources of new business originate from the expansion of existing relationships, referrals and direct sales through senior management, direct sales personnel, domestic and international sales representatives, distributors and market specialists. We supplement these selling efforts with a variety of sales literature, advertising in numerous trade media and participation in trade shows. We also utilize engineering specialists extensively to facilitate the sales process by working with potential customers to reduce the cost of the service they need. Our specialists achieve this objective by working with the customer to improve their product's design for ease of manufacturing, reducing the amount of set up time or material that may be required to produce the product, or by developing software that can automate the test and/or certification process. The award of contracts or programs can be a lengthy process, which in some circumstances can extend well beyond 12 months.

   Our objective is to increase the value of the services we provide to the customer on an annual basis beyond the contractual terms that may be contained in a supply agreement. To achieve this objective, we commit to the customer that we will continuously look for ways to reduce the cost, improve the quality, reduce the cycle time and improve the life span of the products and/or services we supply the customer. Our ability to deliver on this commitment over time is expected to have a significant impact on customer satisfaction, loyalty and follow-on business.

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

Manufacturing and Facilities

   Our principal manufacturing services operations are engaged in electronics manufacturing services for our aerospace & defense customers and industrial manufacturing services for our truck components & assemblies customers.

   The following chart indicates the significant facilities that we own or lease, the location and size of each such facility and the manufacturing certifications that each facility possesses or is in process of obtaining. The facilities listed below (other than the corporate office) are used principally as manufacturing facilities. Substantially all of our assets secure borrowings under our credit facility.

-----------------------------------------------------------------------------------------
                                              Own or Lease Approximate
        Location             Market Served    (Expiration) Square Feet   Certifications
-----------------------------------------------------------------------------------------

Corporate Office:
-----------------------------------------------------------------------------------------
   Louisville, Kentucky                       Lease (2008)     9,000
-----------------------------------------------------------------------------------------

Manufacturing Facilities:
-----------------------------------------------------------------------------------------
   Louisville, Kentucky    Truck Components       Own        467,000        ISO 9002
                             & Assemblies                                   QS 9000
                                                                           ISO 9001*
-----------------------------------------------------------------------------------------

   Tampa, Florida             Aerospace &     Lease (2007)   308,000        ISO 9001
                          Defense Electronics                               AS 9000
                                                                           NHB5300.4
                                                                          MIL-Q-9858A
                                                                         MIL-STD 45662
                                                                          MIL-STD 810D
                                                                           IPC-A-610
                                                                           J-STD-001
-----------------------------------------------------------------------------------------

   Marion, Ohio            Truck Components       Own        255,000        QS 9000*
                             & Assemblies
-----------------------------------------------------------------------------------------

   Orlando, Florida             Test &            Own         62,000        ISO 9001
                              Measurement                                   ISO 9002
                               Services                                ISO 17025/Guide 25
                                                                          MIL-STD 750
                                                                          MIL-STD 883
                                                                          MIL-STD 202
                                                                          MIL-STD 810
-----------------------------------------------------------------------------------------

   Littleton, Colorado        Aerospace &     Lease (2002)    56,000        ISO 9001
                          Defense Electronics
-----------------------------------------------------------------------------------------

   Monrovia, California       Aerospace &     Lease (2004)    36,000        ISO 9001
                          Defense Electronics
-----------------------------------------------------------------------------------------

*  Certification in process.

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

   In addition, we lease space in 21 other facilities primarily utilized to provide technical services, all of which are located in the United States. We also own 13 ISO-certified mobile calibration units and one ISO-certified transportable field calibration unit that are utilized to provide test & measurement services at customer locations throughout the U.S., the Caribbean and the South Pacific. We believe that our facilities and equipment are in good condition and reasonably suited and adequate for our current needs.

   Below is a listing and description of the various manufacturing certifications or specifications that we utilize at our facilities.

Certification/Specification Description
--------------------------- -----------

    ISO 9001............... A certification process comprised of 20 quality system requirements to ensure quality in the areas of design, development, production, installation and servicing of products.

    ISO 9002............... A certification process similar to the ISO 9001 requirements, but it applies principally to manufacturing services as opposed to engineering services.

    AS 9000................ A quality management system developed by the aerospace industry to measure supplier conformance with basic common acceptable aerospace quality requirements.

    QS 9000................ A certification process developed by the nation's major automakers that focuses on continuous improvement, defect reduction, variation reduction and elimination of waste.

    ISO 17025/Guide 25..... A certification process commonly referred to as A2LA, which sets out general provisions that a laboratory must address to carry out specific calibrations or tests and provides laboratories with direction for the development of a fundamental quality management system.

    NHB5300.4.............. A specification for space programs designated by the National Aeronautics and
                            Space Administration.

    MIL.................... A specification that signifies specific functions or processes that are conducted in compliance with military specifications, such as a quality program, high-
                            reliability soldering, calibration and metrology, and environmental testing.

Backlog

   Our order backlog at December 31, 2001 was $162.3 million as compared to order backlog at December 31, 2000 of $160.8 million. Backlog for the Electronics Group and the Industrial Group at December 31, 2001 was $118.5 million and $43.8 million, respectively. Backlog for the Electronics Group and the Industrial Group at December 31, 2000 was $143.2 million and $17.6 million, respectively. Backlog consists of firm purchase orders with scheduled delivery dates and quantities. Total backlog at December 31, 2001 included $131.0 million for orders that are expected to be filled within 12 months. Our backlog has varied from quarter to quarter and may vary significantly in the future as a result of the timing of significant new orders and/or shipments, order cancellations, material availability and other factors.

Competition

   The outsourced manufacturing services markets that we serve are highly competitive and we compete against numerous domestic companies in addition to the internal capabilities of some of our customers. In the aerospace & defense electronics market, we compete primarily against companies such as LaBarge, Inc., Primus Technologies Corporation, SMTEK International, Inc., Sparton Corporation and Teledyne Technologies Incorporated. In the truck components & assemblies market, we compete primarily against companies such as Mid-West Forge, Inc., Spencer Forge and Machine, Inc. and Traxle Manufacturing, Inc., who serve as suppliers to many Tier 1 and smaller companies. In the test & measurement services market, we compete primarily against companies such as SIMCO Electronics, Transmation, Inc. and a variety of small, local, independent laboratories.

We may face new competitors in the future as the outsourcing industry evolves and existing or start-up companies develop capabilities similar to ours.

   We believe that the principal competitive factors in our markets include the availability of capacity, technological capability, flexibility and timeliness in responding to design and schedule changes, price, quality, delivery and financial strength. Although we believe that we generally compete favorably with respect to each of these factors, some of our competitors are larger and have greater financial and operating resources than we do. Some of our competitors have greater geographic breadth and range of services than we do. We also face competition from manufacturing operations of our current and potential customers, who continually evaluate the relative benefits of internal manufacturing compared to outsourcing. We believe our competitive position to be good and the barriers to entry to be high in the markets we serve.

Suppliers

   We attempt to utilize standard parts, components and materials that are available from multiple vendors. However, certain components and materials used in our manufacturing services are currently available only from single sources, and other components and materials are available from only a limited number of sources. Despite the risks associated with purchasing from single sources or from a limited number of sources, we have made the strategic decision to select single source or limited source suppliers in order to obtain lower pricing, receive more timely delivery and maintain quality control. In cases where unanticipated customer demand or supply shortages occur, we attempt to arrange for alternative sources of supply, where available, or defer planned production to meet the anticipated availability of the critical component or material. However, there can be no assurance that supply interruptions will not slow production, delay shipments to our customers or increase costs in the future, any of which could adversely affect our financial results.

   Steel is a major component of our cost of sales and net revenue for the truck components & assemblies business. We purchase the majority of our steel for use in this business at the direction of our customers, with any periodic changes in the price of steel being reflected in the prices we are paid for our services, such that we neither benefit from nor are harmed by any future changes in the price of steel. We believe that we have adequate sources for the supply of raw materials for our manufacturing needs. Our raw materials, including steel, are available within the geographic regions of our operating facilities from numerous qualified sources in quantities sufficient for our needs.

Research and Development

   Our research and development activities are mainly related to our product lines that serve the aerospace & defense electronics markets. Most of the expenditures related to our outsourced services are for process improvements and are not reflected in research and development expense. Accordingly, our research and development expense represents a relatively small percentage of our net revenue. We invested $6.4 million, $3.6 million and $3.1 million in research and development in 1999, 2000 and 2001, respectively. We also utilize our research and development capability to develop processes and technologies for the benefit of our customers.

Employees

   As of December 31, 2001, we had a total of approximately 1,650 employees, 1,105 engaged in manufacturing, 60 engaged in sales and marketing, 180 engaged in engineering and 305 engaged in administration. Approximately 600 of our employees are covered by collective bargaining agreements with various unions that expire on various dates through 2006. We generally consider our relationship with employees to be good. On occasion we may be subject to strikes or labor contract interruptions, however, none has had a material impact on our operations. Since October 2001, we have been experiencing a strike by approximately 115 of our 303 Teamsters union employees at our Tampa, Florida facility. We have replaced the striking workers with permanent employees and implemented the last contract proposal in accordance with applicable laws and regulations. The strike has not had a negative impact on our operations or financial performance to date, though there can be no assurance that this will be the case in the future. Although we believe overall that our relations with our labor unions are positive, there can be no assurance that present and future issues with our unions will be resolved favorably or that we will not experience a work stoppage, which could adversely affect our results of operations.

Patents, Trademarks and Licenses

   We own and are licensed under a number of patents and trademarks that we believe are sufficient for our operations. Our business as a whole is not materially dependent upon any one patent, trademark, license or technologically related group of patents or licenses.

   We regard our manufacturing processes and certain designs as proprietary trade secrets and confidential information. We rely largely upon a combination of trade secret laws, non-disclosure agreements with customers, suppliers and consultants, and our internal security systems, confidentiality procedures and employee confidentiality agreements to maintain the trade secrecy of our designs and manufacturing processes.

Government Regulation

   Our operations are subject to compliance with regulatory requirements of federal, state and local authorities, including regulations concerning labor relations, health and safety matters and protection of the environment. While compliance with applicable regulations has not adversely affected our operations in the past, there can be no assurance that we will continue to be in compliance in the future or that these regulations will not change. Current costs of compliance are not material to us.

   We must comply with detailed government procurement and contracting regulations and with U.S. Government security regulations, certain of which carry substantial penalty provisions for nonperformance or misrepresentation in the course of negotiations. Our failure to comply with our government procurement, contracting or security obligations could result in penalties or our suspension from government contracting, which would have a material adverse effect on our results of operations.

   We are required to maintain a U.S. Government security clearance at several of our locations. This clearance could be suspended or revoked if we were found not to be in compliance with applicable security regulations. Any such revocation or suspension would delay our delivery of products to customers. Although we have adopted policies directed at ensuring our compliance with applicable regulations and there have been no suspensions or revocations at any of our facilities, there can be no assurance that the approved status of our facilities will continue without interruption.

   We are also subject to comprehensive and changing federal, state and local environmental requirements, including those governing discharges to the air and water, the handling and disposal of solid and hazardous wastes and the remediation of contamination associated with releases of hazardous substances. We use hazardous substances in our operations and as is the case with manufacturers in general, if a release of hazardous substances occurs on or from our properties, we may be held liable and may be required to pay the cost of remedying the condition. The amount of any resulting liability could be material.

Legal Proceedings

   We are involved from time to time in litigation and other legal proceedings incidental to our business. Ongoing legal proceedings include the following:

   Our Sypris Technologies subsidiary is a co-defendant in two lawsuits arising out of an explosion at a coker plant owned by Exxon Mobil Corporation located in Baton Rouge, Louisiana. In each of these lawsuits, it is alleged that a carbon steel pipe elbow that we manufactured was improperly installed and, the failure of which caused the explosion. One of the actions was brought by Exxon Mobil in 1994 in state district court in Louisiana and claims damages for destruction of the plant, which Exxon Mobil estimates exceed one hundred million dollars. We are a co-defendant in this action with the fabricator who built the pipeline into which the elbow was incorporated and with the general contractor for the plant. The second action is a class action suit also filed in 1994 in federal court in Louisiana on behalf of the residents living around the plant and claims unspecified damages. We are a co-defendant in this action with Exxon Mobil, the contractor and the fabricator. In both actions, we maintain that the carbon steel pipe elbow at issue was appropriately marked as carbon steel and was improperly installed, without our knowledge, by the fabricator and general contractor in circumstances that required the use of a chromium steel elbow. Although we believe these defenses to be meritorious, there can be no assurance that we will not be found liable for some or all of the alleged damages. If we were to be found liable and the damages exceeded available insurance coverage, the impact could materially and adversely affect our financial condition and results of operations.

Environmental Matters

   Our Marion, Ohio facility is subject to soil and groundwater contamination involving petroleum compounds, semi-volatile and volatile organic compounds, certain metals, PCBs and other contaminants, some of which exceed the State of Ohio voluntary action program standards applicable to the site. We continue to test and assess this site to determine the extent of this contamination by the prior owners of the facility. Under our purchase agreement for this facility, Dana has agreed to indemnify us for environmental conditions which existed on the site as of closing, provided we notify Dana of the existence of such matters by December 31, 2002.

   A leased facility we formerly occupied in Tampa, Florida is currently subject to remediation activities related to ground water contamination involving methylene chloride and other volatile organic compounds which occurred prior to our use of the facility. The contamination extends beyond the boundaries of the facility. In December 1986, Honeywell, a prior operator of the facility, entered into a consent order with the Florida Department of Environmental Regulation under which Honeywell agreed to take corrective actions to remediate the contamination, the full scope of which has not yet been determined. We purchased the assets of a business formerly located on this leased site and operated that business from 1993 until December 1994. Philips Electronics, the seller, has agreed to indemnify us with respect to environmental matters arising from groundwater contamination at the site.

   In December 1992, we acquired certain business assets located at a facility in Littleton, Colorado. Certain chlorinated solvents disposed of on the site by Honeywell, a previous owner of the business, have contaminated the ground water at and around the site. Alliant Techsystems, from which we acquired the facility, operates a remediation system approved by the State of Colorado and has also entered into a consent order with the EPA providing for additional investigation at the site. Alliant Techsystems has agreed to indemnify us with respect to these matters.

                                  MANAGEMENT

Executive Officers and Directors

   Our executive officers and directors and their ages as of March 19, 2002 are as follows:

Name                     Age Position
----                     --- --------
Robert E. Gill(1)....... 76  Chairman of the Board
Jeffrey T. Gill(1)...... 46  President, Chief Executive Officer and Director
James G. Cocke.......... 54  Vice President; President and Chief Executive Officer
                             of Sypris Electronics, LLC
John M. Kramer.......... 59  Vice President; President and Chief Executive Officer
                             of Sypris Technologies, Inc.
G. Darrell Robertson.... 59  Vice President; President and Chief Executive Officer
                             of Sypris Data Systems, Inc.
Henry L. Singer II...... 56  Vice President; President and Chief Executive Officer
                             of Sypris Test & Measurement, Inc.
Richard L. Davis........ 48  Senior Vice President and Secretary
David D. Johnson........ 46  Vice President, Chief Financial Officer and Treasurer
Anthony C. Allen........ 43  Vice President, Controller and Assistant Secretary
Henry F. Frigon(1)(2)... 67  Director
R. Scott Gill(1)........ 43  Director
William L. Healey(2)(4). 57  Director
Roger W. Johnson(3)(4).. 67  Director
Sidney R. Petersen(2)(3) 71  Director
Robert Sroka(3)(4)...... 52  Director

   -----

   (1) Member of the Executive Committee.
   (2) Member of the Compensation Committee.
   (3) Member of the Audit and Finance Committee.
   (4) Member of the Nominating and Governance Committee.

   Robert E. Gill has served as Chairman of our Board and the Board of our predecessor since 1983, and served as President and Chief Executive Officer of our predecessor from 1983 to 1992. Prior to 1983, Mr. Gill served in a number of senior executive positions, including Chairman, President and Chief Executive Officer of Armor Elevator Company, Vice President of A.O. Smith Corporation and President of Elevator Electric Company. Mr. Gill holds a BS degree in Electrical Engineering from the University of Washington and an MBA from the University of California at Berkeley. Robert E. Gill is the father of Jeffrey T. Gill and R. Scott Gill.

   Jeffrey T. Gill has served as a director and as a director of our predecessor since 1983 and as our and our predecessor's President and Chief Executive Officer since 1992. He served as Executive Vice President of our predecessor from 1983 to 1992. Mr. Gill holds a BS degree in Business Administration from the University of Southern California and an MBA from Dartmouth College. Jeffrey T. Gill is the son of Robert E. Gill and the brother of R. Scott Gill.

   James G. Cocke has served as a Vice President since December 2000 and as President and Chief Executive Officer of our Sypris Electronics subsidiary since August 2000. Mr. Cocke served as Vice President of Finance, Contracts and Program Management for Sypris Electronics from 1997 to 2000, and as Manager of the Services Division of our Sypris Test & Measurement subsidiary from 1995 to 1997. Prior to 1995, Mr. Cocke held senior financial positions at SAIC, CAE Link Corporation, Smiths Industries and E-Systems. Mr. Cocke holds a BS degree in Business and an MS in Accounting from Roosevelt University.

   John M. Kramer has served as a Vice President since December 2000, as President and Chief Executive Officer of our Sypris Technologies subsidiary since 1985, and in various executive positions at Sypris Technologies from 1977 to 1985. Mr. Kramer holds a BS degree in Management from the University of Louisville.

   G. Darrell Robertson has served as a Vice President since December 2000 and as President and Chief Executive Officer of our Sypris Data Systems subsidiary since February 2000. Mr. Robertson served as an Executive Consultant for Atlantic Management Associates and as Managing Partner for TMT Acquisition, both small business consulting firms, from 1998 to 2000, as President of Aydin Telemetry, an electronics instrumentation and products company, from 1997 to 1998, and as Vice President of Controlotron Corporation from 1994 to 1996. Prior to 1994, Mr. Robertson served in a variety of senior executive positions with Republic Electronics Company and Aeroflex Laboratories. Mr. Robertson holds BS and MS degrees in Electrical Engineering from Purdue University.

   Henry L. Singer II has served as a Vice President since December 2000 and as President and Chief Executive Officer of our Sypris Test & Measurement subsidiary since March 1998. Mr. Singer served as President of Powers Process Controls, a manufacturer of specialty commercial and industrial plumbing products, from 1991 to 1998, and in a variety of senior management positions with Powers Process Controls from 1975 to 1991. Mr. Singer holds a BS degree in Mechanical Engineering from Vanderbilt University and an MBA from Emory University.

   Richard L. Davis has served as our Senior Vice President since September 1997 and as our Secretary since June 1998. He served as a Vice President and Chief Financial Officer of our predecessor from 1985 to 1997. Prior to 1985, Mr. Davis served as Corporate Controller for Armor Elevator Company and as an Audit Supervisor for Coopers and Lybrand. Mr. Davis holds a BS degree in Business Administration from Indiana University and an MBA from the University of Louisville. Mr. Davis is a certified public accountant in the state of Kentucky.

   David D. Johnson has served as a Vice President and our Chief Financial Officer and Treasurer since September 1997. Mr. Johnson served as a Vice President and Chief Financial Officer of Sypris Electronics from 1996 until its merger with us in 1998. Mr. Johnson served as Financial Director, Far East South for Molex Inc. from 1993 to 1996, and in various management positions for Molex from 1984 to 1993. Prior to 1984, Mr. Johnson served as a senior manager for KPMG Peat Marwick. Mr. Johnson holds a BA degree in Economics from Stanford University.

   Anthony C. Allen has served as a Vice President and our Controller and Assistant Secretary since September 1997. He served as Vice President of Finance of our predecessor from 1994 to 1998, and as a Vice President and Controller of our predecessor from 1987 to 1994. Prior to 1987, Mr. Allen served as General Accounting Manager for Armor Elevator Company. Mr. Allen holds a Bachelors degree in Business Administration from Eastern Kentucky University and an MBA from Bellarmine University. Mr. Allen is a certified public accountant in the state of Kentucky.

   Henry F. Frigon has served as a director since 1997. Mr. Frigon served as a director of Sypris Electronics from 1994 until its merger with us in 1998. From 1994 to the present, he has been a private investor and business consultant. Mr. Frigon currently serves as Chairman of CARSTAR, a national provider of collision repair services, and served as its President and Chief Executive Officer from 1998 to 2001. He served as Executive Vice President-Corporate Development and Strategy and Chief Financial Officer of Hallmark Cards from 1990 through 1994. He retired as President and Chief Executive Officer of BATUS in 1990, after serving with that company for over 10 years. Mr. Frigon currently serves as a director of H&R Block, Buckeye Technologies, Dimon, Tuesday Morning and Packaging Corporation of America.

   R. Scott Gill has served as a director and as a director of our predecessor since 1983. Mr. Gill currently serves as a Managing Broker with Koenig & Strey GMAC Real Estate, a residential real estate firm, and served as an Associate from 1999 to 2001. Mr. Gill served as a Project Manager with IA Chicago, P.C., an architectural design firm, from 1998 to 1999, as our Senior Vice President and Secretary from 1997 to 1998 and as our and our predecessor's Vice President and Secretary from 1983 to 1998. R. Scott Gill is the son of Robert E. Gill and the brother of Jeffrey T. Gill.

   William L. Healey has served as a director since 1997. On March 11, 2002, Mr. Healey was named President and Chief Executive Officer of Cal Quality Electronics, Inc., an electronics manufacturing company. From 1999 to March 2002, he was a private investor and consultant. Mr. Healey served as a Director of Smartflex Systems, an electronics technology manufacturing company, from 1993 to 1999, as its Chairman of the Board from 1996 to 1999, and as its President and Chief Executive Officer from 1989 to 1999. Prior to joining Smartflex, Mr. Healey served in several executive positions with Silicon Systems, including Senior Vice President of Operations.

   Roger W. Johnson has served as a director since 1997. Mr. Johnson served as a director of Sypris Electronics from 1996 until its merger with us in 1998. He has served as Chairman and Chief Executive Officer of Collectors Universe, a provider of services to dealers and collectors of high-end collectibles, since October 2001. Mr. Johnson served as Chief Executive Officer of YPO International (the Young Presidents' Organization), from 1998 to 2000, Administrator of the United States General Services Administration from 1993 to 1996, and as Chairman and Chief Executive Officer of Western Digital Corporation from 1982 through 1993. He currently serves as a director of the Needham Funds, Inc., Insulectro, Collectors Universe, Maxtor Corporation and Computer Access Technology Corporation.

   Sidney R. Petersen has served as a director since 1997. Mr. Petersen served as a director of Sypris Electronics from 1994 until its merger with us in 1998. Mr. Petersen retired as Chairman of the Board and Chief Executive Officer of Getty Oil in 1984, where he served in a variety of increasingly responsible management positions since 1955. Mr. Petersen currently serves as a director of Avery Dennison Corporation.

   Robert Sroka has served as a director since 1997. Mr. Sroka has served as the Managing Partner of Lighthouse Partners, a private investment and business consulting company, since 1998. Mr. Sroka served as Managing Director of Investment Banking-Mergers and Acquisitions for J.P. Morgan from 1994 to 1998, and in a variety of senior executive positions at J.P. Morgan, including Vice President-Investment Banking and Vice President-Corporate Finance, from 1985 to 1994. Mr. Sroka currently serves as a director of Avado Brands.

Board of Directors and Committees of the Board

   Our Board currently consists of eight directors. Our certificate of incorporation provides that the number of directors is to be fixed by the Board, but in no event shall be less than three nor more that twelve directors. During 2001, our Board held a total of six regularly scheduled meetings and one special meeting, and all directors attended at least 75% of the meetings of our Board and the respective committees of which they are members, except for Roger
W. Johnson and Sidney R. Petersen. Our Board currently has four standing committees as described below.

   The Audit and Finance Committee of our Board consists solely of independent directors and currently consists of Roger W. Johnson, Sidney R. Petersen and Robert Sroka. Our Board has adopted a written charter for the Audit and Finance Committee which sets out the Committee's specific functions and responsibilities. The Audit and Finance Committee has responsibility for: (i) consultation with our officers regarding the retention or replacement of independent auditors and making recommendations to our Board for any such retention or replacement; (ii) establishing, reviewing and evaluating activities of the independent auditors and our internal audit function; (iii) reviewing annual financial statements and quarterly financial results with management; (iv) consulting with independent auditors regarding the conduct of audits and reviews; (v) reviewing recommendations of the independent auditors;
(vi) reviewing financial reporting, loss exposure and asset control; (vii) discussing the auditor's independence from management; (viii) overseeing special investigations; (ix) reviewing debt-equity ratios, coverage of fixed charges and other financial ratios; (x) reviewing debt and credit arrangements;
(xi) assisting with the development of financing strategies; (xii) reviewing investment banking relationships; (xiii) reviewing required Securities and Exchange Commission reports; and (xiv) annually reviewing and assessing its charter. The Audit and Finance Committee held six meetings during the fiscal year ended December 31, 2001.

   The Compensation Committee of our Board currently consists of Henry F. Frigon, William L. Healey and Sidney R. Petersen. The functions performed by the Compensation Committee include: (i) overseeing executive compensation (including compensation for the chief executive officer); (ii) reviewing our overall compensation programs and administering certain of our incentive compensation programs; (iii) overseeing director compensation, benefit plans and any loans to our executive officers; (iv) overseeing programs for the attraction and retention of senior management; and (v) annually reviewing and assessing its charter. The Compensation Committee held four meetings during the year ended December 31, 2001.

   The Executive Committee of our Board currently consists of Robert E. Gill, Jeffrey T. Gill, R. Scott Gill and Henry F. Frigon. Except for certain powers which under Delaware law may only be exercised by our full Board, the Executive Committee has and exercises the powers of the Board in monitoring the management of our business between meetings of our Board. The Executive Committee held no meetings during the year ended December 31, 2001.

   The Nominating and Governance Committee of our Board currently consists of William L. Healey, Roger W. Johnson and Robert Sroka. The Nominating and Governance Committee has responsibility for: (i) establishing the criteria for and reviewing the effectiveness of our Board and our executive officers; and
(ii) providing oversight with regard to our various programs regarding management succession, business ethics and other governance issues. The Nominating and Governance Committee held two meetings during the year ended December 31, 2001.

Compensation of Directors

   Independent (i.e., non-employee) directors (currently Henry F. Frigon, R. Scott Gill, William L. Healey, Roger W. Johnson, Sidney R. Petersen and Robert Sroka) are paid an annual retainer of $15,000, a fee of $1,000 for attending each Board meeting ($300 if attendance is by phone), a fee of $1,250 for acting in the capacity of chairman for each Committee meeting ($300 if attendance is by phone) and a fee of $1,000 for attending each Committee meeting ($300 if attendance is by phone). Committee fees are only earned if the Committee meetings are held on a date other than a Board meeting date. Independent directors may elect to receive their annual retainer and meeting fees in the form of stock options granted pursuant to the Sypris Solutions, Inc. Independent Directors' Stock Option Plan in lieu of cash, with the number of options determined by dividing the annual retainer and fee amount by 33% of the fair market value of our common stock on the date of grant. The options are granted at fair market value on the grant date and are immediately exercisable. During 2001, Mr. Johnson, Mr. Petersen and Mr. Sroka elected to receive their annual retainer and meeting fees in the form of stock options, and a total of 29,344 options were granted to those independent directors in payment of director fees. Independent directors also receive initial and annual grants of stock options for each elected term as a director under our Independent Directors' Stock Option Plan. Each independent director was granted an option to purchase 10,000 shares upon his election to our Board on May 1, 2001. The period during which an option must be exercised is ten years from the date of grant. No director has exercised stock options. All directors are reimbursed for travel and related expenses incurred by them in attending Board and Committee meetings. Directors who are our employees or any of our affiliates' employees are not eligible to receive compensation for services rendered as a director.

Executive Compensation

   The following table contains summary information concerning the annual compensation for the years ended December 31, 1999, 2000 and 2001 for our President and Chief Executive Officer, and our four most highly compensated executive officers for the year ended December 31, 2001.

                                                                                Long Term
                                               Annual Compensation         Compensation Awards
                                          ----------------------------- --------------------
                                                              Other     Restricted  Securities         All
                                                              Annual      Stock     Underlying        Other
Name and Principal Position          Year  Salary   Bonus  Compensation   Awards   Options/SARs    Compensation
---------------------------          ---- -------- ------- ------------ ---------- ------------    ------------
Jeffrey T. Gill                      2001 $341,169      --      --          --            --         $10,740(1)(2)
  President and Chief Executive      2000  310,550      --      --          --            --           7,971(3)(4)
  Officer                            1999  274,327      --      --          --       100,000(5)        7,492(6)
James G. Cocke                       2001 $217,308      --      --          --        10,000(5)      $ 5,666(1)(2)
  Vice President; President and      2000  176,977 $39,638      --          --        55,000(7)(8)     5,192(3)(4)
  Chief Executive Officer of         1999  147,308  42,000      --          --            --           5,541(6)(9)
  Sypris Electronics, LLC
John M. Kramer                       2001 $213,577      --      --          --        40,000(5)      $   719(2)
  Vice President; President and      2000  185,962 $21,412      --          --        15,000(5)          637(4)
  Chief Executive Officer of Sypris  1999  168,269  52,834      --          --            --             711(9)
  Technologies, Inc.
David D. Johnson                     2001 $200,423      --      --          --        25,000(5)      $10,499(1)(2)
  Vice President, Chief Financial    2000  185,846 $26,950      --          --        10,000(5)        8,668(3)(4)
  Officer and Treasurer              1999  177,308  29,248      --          --            --           7,314(6)
Richard L. Davis                     2001 $196,108      --      --          --        40,000(5)      $10,238(1)(2)
  Senior Vice President and          2000  185,884 $26,950      --          --        10,000(5)        8,114(3)(4)
  Secretary                          1999  174,077  29,248      --          --            --           8,000(6)

--------

(1) Includes contributions by us pursuant to our 401(k) plan ($10,200 for Mr. Gill, $5,181 for Mr. Cocke, $10,200 for Mr. Johnson, and $10,200 for Mr. Davis).

(2) Includes amounts paid by us on term life insurance policies ($540 for Mr. Gill, $485 for Mr. Cocke, $719 for Mr. Kramer, $299 for Mr. Johnson, and $38 for Mr. Davis).

(3) Includes contributions by us pursuant to our 401(k) plan ($7,650 for Mr. Gill, $4,716 for Mr. Cocke, $7,650 for Mr. Johnson, and $7,650 for Mr. Davis).

(4) Includes amounts paid by us on term life insurance policies ($321 for Mr. Gill, $476 for Mr. Cocke, $637 for Mr. Kramer, $1,018 for Mr. Johnson, and $464 for Mr. Davis).

(5) Options pursuant to 1994 Stock Option Plan for Key Employees.

(6) Includes contributions by us pursuant to our 401(k) plan ($7,492 for Mr. Gill, $5,134 for Mr. Cocke, $7,314 for Mr. Johnson, and $8,000 for Mr. Davis).

(7) Includes 35,000 options pursuant to 1994 Stock Option Plan for Key
    Employees.

(8) Includes eight (8) performance-based options to purchase 2,500 shares of our common stock each at the higher of the target share price of $15, $20, $25, $30, $35, $40, $45 and $50, respectively, the fair market value of our common stock on the date the performance-based options are granted, or the fair market value of our common stock on the first business day following the calendar quarter in which the average daily fair market value of our common stock equals or exceeds the target share price for the preceding calendar quarter. The options vest in equal annual amounts of 20%, commencing with the second anniversary of the date the target share price is achieved.

(9) Includes amounts paid by us on term life insurance policies ($407 for Mr. Cocke and $711 for Mr. Kramer).

   The following table shows grants of options to purchase our common stock to the executive officers named in the summary compensation table during the year ended December 31, 2001.

                                                                   Potential Realizable
                                                                     Value at Assumed
                                                                  Annual Rates of Stock
                                                                  Price Appreciation for
                                Individual Grants                    Option Term (2)
                 ------------------------------------------------ ----------------------
                               Percent of
                  Number of      Total
                  Securities  Options/SARs
                  Underlying   Granted to
                 Options/SARs Employees in Exercise or Expiration
Name               Granted    Fiscal Year  Base Price     Date        5%         10%
----             ------------ ------------ ----------- ----------  --------    --------
Jeffrey T. Gill.        --         --            --           --        --          --
James G. Cocke..    10,000(1)     1.8%        $6.25     02/26/09  $ 29,841    $ 71,474
John M. Kramer..    40,000(1)     7.4          6.25     02/26/09   119,364     285,897
David D. Johnson    25,000(1)     4.6          6.25     02/26/09    74,602     178,686
Richard L. Davis    40,000(1)     7.4          6.25     02/26/09   119,364     285,897

   -----

   (1) These options, pursuant to the Sypris Solutions, Inc. 1994 Stock Option Plan for Key Employees, are exercisable in five equal annual installments, commencing February 27, 2003.
   (2) Potential realizable value calculated based upon the market price of our common stock on the date of grant of $6.25.

   The following table contains information concerning aggregated option exercises during the year ended December 31, 2001 and the value of unexercised options held as of December 31, 2001 by the executive officers named in the summary compensation table.

                                        Number of Securities
                                       Underlying Unexercised   Value of Unexercised in-the-
                                         Options/SARs Fiscal       money Options/SARS at
                   Shares                     Year-End              Fiscal Year-End (1)
                 Acquired on  Value   ------------------------- ----------------------------
Name              Exercise   Realized Exercisable Unexercisable Exercisable    Unexercisable
----             ----------- -------- ----------- ------------- -----------    -------------
Jeffrey T. Gill.       --          --   20,000       80,000      $112,900        $451,600
James G. Cocke..       --          --   12,500       97,500       100,250         276,775
John M. Kramer..   20,354    $ 67,575   18,750       95,000        93,682         308,600
David D. Johnson       --          --   39,750       95,250       232,695         278,105
Richard L. Davis   34,516     275,313   38,516       96,000       407,111         321,620

   -----
   (1) Value of in-the-money options is based on the excess of the closing price of our common stock on December 31, 2001 ($13.02) over the exercise price of the options, multiplied by the number of shares underlying the options.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   G. Darrell Robertson, one of our executive officers, is currently indebted to us in the principal amount of $60,000, represented by his promissory note (originally in the principal amount of $100,000) bearing interest at 8% per annum, the principal and accrued interest on which is forgiven in five equal annual installments of $20,000 each, beginning February 28, 2001, so long as Mr. Robertson remains employed by us. This indebtedness arose in connection with Mr. Robertson's initial employment, pursuant to the terms of which we granted him a loan for relocation purposes.

   Effective March 11, 2002, William L. Healey, a director of Sypris and a member of our Compensation Committee, was employed as President and Chief Executive Officer of Cal Quality Electronics, Inc. We purchase circuit card assemblies from Cal Quality Electronics, Inc. under supply contracts. We paid approximately $258,000 to Cal Quality Electronics, Inc. during 2001 and estimate payments may exceed $2,000,000 during 2002.

                            PRINCIPAL STOCKHOLDERS

   The following table shows information regarding the beneficial ownership of our common stock as of March 19, 2002, and as adjusted to reflect the sale of shares offered by the prospectus for:

  .  each named executive officer;

  .  each of our directors;

  .  all directors and executive officers as a group; and

  . each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

   The percentage of beneficial ownership is based on 9,945,953 shares of common stock outstanding as of March 19, 2002, and 13,545,953 shares of common stock outstanding after completion of this offering, assuming no exercise of the underwriters' over-allotment option.

   To our knowledge and except as otherwise indicated, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Each director and executive officer listed below maintains a mailing address at c/o Sypris Solutions, Inc., 101 Bullitt Lane, Suite 450, Louisville, KY 40222.

                                               Shares Beneficially Owned Shares Beneficially
                                                   Prior to Offering     Owned After Offering
                                               ------------------------  -------------------
                                                  Number        Percent    Number     Percent
                                                 ---------      -------   ---------   -------
   Beneficial Owner
   ----------------
   Robert E. Gill (1)......................... 3,275,666         32.9%   3,275,666     24.2%
   Virginia G. Gill (2)....................... 3,275,666         32.9    3,275,666     24.2
   Jeffrey T. Gill (3)........................ 6,047,906         60.6    6,047,906     44.5
   R. Scott Gill (4).......................... 5,667,371         56.8    5,667,371     41.7
   GFP, Ltd. (5).............................. 3,274,666         32.9    3,274,666     24.2
   Gill Family Capital Management, Inc. (6)... 3,274,666         32.9    3,274,666     24.2
   Henry F. Frigon (7)........................    87,320            *       87,320        *
   William L. Healey (8)......................    40,500            *       40,500        *
   Roger W. Johnson (9).......................    81,694            *       81,694        *
   Sidney R. Petersen (10)....................   103,361          1.0      103,361        *
   Robert Sroka (11)..........................    80,013            *       80,013        *
   James G. Cocke (12)........................     4,125            *        4,125        *
   John M. Kramer (13)........................    59,470            *       59,470        *
   David D. Johnson (14)......................    63,770            *       63,770        *
   Richard L. Davis (15)......................    70,493            *       70,493        *
   All directors and executive officers
     as a group (15 persons).................. 9,171,127         86.5    9,171,127     64.6

   -----
    *  Denotes less than 1% of shares outstanding.

   (1) Includes 500 shares beneficially owned by Virginia G. Gill, his wife. Robert E. Gill shares voting and investment power with his spouse with respect to these shares. Also includes 3,274,666 shares of our Common Stock owned by GFP, Ltd., a Kentucky limited partnership, of which Robert E. Gill is a limited partner holding a 45.31% ownership interest and of which Virginia G. Gill is a limited partner holding a 46.20% ownership interest. On the basis of certain provisions of the limited partnership agreement of GFP, Ltd., Robert E. Gill and Virginia G. Gill may be deemed to beneficially own shares of Common Stock that are attributable to such limited partnership interests.

   (2) Includes 500 shares beneficially owned by Robert E. Gill, her husband. Virginia G. Gill shares voting and investment power with her spouse with respect to these shares. Also includes 3,274,666 shares held by GFP, Ltd. See footnote (1) above for certain information concerning GFP, Ltd.

   (3) Includes 40,000 shares issuable under currently exercisable stock options and 23,975 shares owned by Patricia G. Gill, his wife. Jeffrey
       T. Gill shares voting and investment power with his spouse with respect to these shares. Also includes 3,274,666 shares held by GFP, Ltd., of which Jeffrey T. Gill is a limited partner holding a 0.64% ownership interest, of which Patricia G. Gill is a limited partner holding a 0.64% ownership interest, and of which trusts for the benefit of Jeffrey T. Gill's children, of which Jeffrey T. Gill is trustee, are limited partners holding an aggregate of 3.07% ownership interest. Gill Family Capital Management, Inc., a Kentucky corporation (the "General Partner"), is the general partner of GFP, Ltd., with a 0.96% ownership interest in GFP, Ltd. Jeffrey T. Gill is the Co-President and Treasurer of the General Partner, is one of two directors of the General Partner, and is a 50% stockholder of the General Partner. On the basis of Jeffrey
       T. Gill's positions with the General Partner, and pursuant to certain provisions of the GFP, Ltd. partnership agreement, Jeffrey T. Gill may be deemed to beneficially own shares of common stock attributable to the General Partner.

   (4) Includes 40,000 shares issuable under currently exercisable stock options. Includes 3,274,666 shares owned by GFP, Ltd., of which R. Scott Gill is a limited partner holding a 3.18% ownership interest. R. Scott Gill is the Co-President and Secretary of the General Partner, is one of two directors of the General Partner, and is a 50% stockholder of the General Partner. On the basis of R. Scott Gill's positions with the General Partner, and pursuant to certain provisions of the GFP, Ltd. partnership agreement, R. Scott Gill may be deemed to beneficially own shares of common stock attributable to the General Partner.

   (5) Voting and investment power is exercised through the General Partner. See footnotes (3) and (4).

   (6) In its capacity as General Partner. See footnotes (3) and (4).

   (7) Includes 86,070 shares issuable under currently exercisable stock options.

   (8) Includes 40,000 shares issuable under currently exercisable stock options.

   (9) Includes 81,694 shares issuable under currently exercisable stock options.

  (10) Includes 102,736 shares issuable under currently exercisable stock options, and 625 shares held by a family trust of which Mr. Petersen is a trustee. Mr. Petersen shares voting and investment power with respect to the shares held by the family trust.

  (11) Includes 79,013 shares issuable under currently exercisable stock options.

  (12) Includes 4,125 shares issuable under currently exercisable stock options.

  (13) Includes 21,570 shares issuable under currently exercisable stock options.

  (14) Includes 48,500 shares issuable under currently exercisable stock options.

  (15) Includes 42,516 shares issuable under currently exercisable stock options.

                         DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, 10,000,000 shares of non-voting common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share. Our Board designated initially 11,000 shares of preferred stock as Series A Preferred Stock in connection with the adoption of a stockholder rights plan as further described below. There are no shares of non-voting common stock or preferred stock issued and outstanding. Upon the closing of this offering, there will be 13,545,953 shares of common stock issued and outstanding assuming no exercise of the underwriters' over-allotment option. Upon approval by our stockholders of an amendment to our certificate of incorporation proposed to be considered at our next annual meeting of stockholders, our authorized shares of common stock will increase from 20,000,000 shares to 30,000,000 shares.

Common Stock and Non-voting Common Stock

   The common stock and the non-voting common stock are identical in all respects, except as follows:

   The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, while holders of non-voting common stock are not entitled to vote. There is no cumulative voting for the election of directors.

   Subject to the preferences applicable to any outstanding shares of preferred stock, the holders of common stock and non-voting common stock are entitled to receive dividends, if any, as may be declared by our Board of Directors from time to time out of funds legally available for that purpose and distributed pro rata in accordance with the number of shares of common stock and non-voting common stock held by each stockholder. If a stock split or stock dividend is declared by our Board of Directors, the holders of common stock will receive shares of common stock and the holders of non-voting common stock will receive shares of non-voting common stock.

   In the event of our liquidation, dissolution, or winding up, the holders of common stock and non-voting common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred shares. There are no redemption or sinking fund provisions applicable to our common stock or non-voting common stock.

   Our Board of Directors is authorized to convert all outstanding shares of non-voting common stock into common stock on a share-for-share basis if it is determined that having more than one class of common stock outstanding would prohibit the listing or trading of our common stock or non-voting common stock or would have a material adverse effect on our company.

Preferred Stock

   Our Board of Directors is authorized to issue from time to time up to 1,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and other special rights, and the qualifications, limitations, and restrictions of each series, without further vote or action by our stockholders. The issuance of any preferred stock could dilute the voting power or otherwise adversely affect the rights of the common stock.

Series A Preferred Stock

   There are no shares of Series A Preferred Stock outstanding. The holders of Series A Preferred Stock are entitled to vote on each matter to be voted on by stockholders, and shall have 1,000 votes (subject to adjustment described below) for each whole share of Series A Preferred Stock held. The holders of any fraction of a share of Series A Preferred Stock that is not smaller than 1/1000 of a share shall be entitled to vote such fraction. The holders of Series A Preferred Stock have certain special voting rights in the election of directors when the equivalent of two annual dividends are in default. The holders of Series A Preferred Stock are entitled to receive

(a) annual dividends payable in cash in an amount per share equal to $0.01 per share less the amount of cash dividends received pursuant to the following clause (b) (but not less than zero) and (b) cash and in-kind dividends on each payment date equal to similar dividends on common stock in an amount per whole share of Series A Preferred Stock equal to 1,000 (which number is subject to adjustment to reflect stock dividends, subdivisions or combinations of the outstanding common stock), times the per share amount of all cash dividends then to be paid on each share of common stock. In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of any shares of Series A Preferred Stock will be entitled to receive, before any distribution is made to holders of shares of stock ranking junior to the Series A Preferred Stock or any distribution (other than a ratable distribution) is made to the holders of stock ranking on a parity with the Preferred Stock, an amount equal to the accrued and unpaid dividends thereon plus the greater of $.01 per share or an amount per share equal to 1,000 (subject to adjustment as described above), times the amount per share to be distributed to holders of the common stock. The shares of Series A Preferred Stock shall not be redeemable. However, we may purchase shares of Series A Preferred Stock in the open market or pursuant to an offer to a holder or holders.

No Preemptive Rights

   No holder of any class of our authorized capital stock has any preemptive right to purchase any of our securities.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws

   Certain provisions of our certificate of incorporation and by-laws concern matters of corporate governance and the rights of stockholders. These provisions, as well as the ability of our Board to issue shares of preferred stock and to set the voting rights, preferences and other terms, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our Board, including takeovers which stockholders may deem to be in their best interests. These provisions, together with our proposed staggered Board, also could delay or frustrate the removal of incumbent directors even if the removal of incumbent directors would be beneficial to our stockholders. Our Board believes that these provisions are appropriate to protect the interests of Sypris and of our stockholders.

   Upon approval by our stockholders of an amendment to our certificate of incorporation proposed to be considered at our next annual meeting of stockholders, no action may be taken by our stockholders without a meeting and special meetings of stockholders may only be called by our directors or by our stockholders holding not less than 80% of our voting shares outstanding.

Staggered Board of Directors

   The term of all members of our Board will expire in 2002. Upon approval by our stockholders of an amendment to our certificate of incorporation, and effective with the next election of directors at the annual meeting in 2002, our Board will be divided into three groups, whose terms will expire at successive annual meetings. The staggered Board, along with our stockholder rights plan, is intended to help deter a coercive or unfair takeover attempt, as well as to prevent an acquirer from gaining control of us without offering a fair price to all stockholders.

Stockholder Rights Plan

   On October 23, 2001, our Board approved a stockholder rights plan. Under the plan, each stockholder of record as of November 7, 2001 received a distribution of one right for each outstanding share of common stock held. Each right entitles the holder to purchase one one-thousandth of a share of Series A Preferred Stock at an exercise price of $63.00. The rights will trade along with, and not separately from, the shares of common stock unless they become exercisable. If any person or group acquires or makes a tender offer for 15% or more of our common stock (except in transactions approved by our Board in advance) the rights become exercisable, and they will separate, become tradable, and entitle stockholders, other than such person or group, to acquire, at the exercise price, preferred stock with a market value equal to twice the exercise price. If we are acquired in a merger or other business combination with such person or group, or if 50% of our earning power or assets are sold to such person or group, each right will entitle its holder, other than such person or group, to acquire, at the exercise price, shares of the acquiring company's common stock with a market value of twice the exercise price. The Board has the right to redeem the rights in certain circumstances for $.01 per right, subject to adjustment. The rights will expire on October 23, 2011, unless redeemed or exchanged earlier by us, and will be represented by existing common stock certificates until they become exercisable.

   The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in our Board's opinion, would impair its ability to represent stockholder interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though it may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Anti-Takeover Provisions of Delaware Law

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

Listing

   Our common stock is listed on the Nasdaq National Market under the symbol "SYPR."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have 13,545,953 shares of common stock outstanding, assuming no exercise of options outstanding as of March 19, 2002. Of these shares, the 3,600,000 shares sold in this offering and an additional 1,433,255 currently outstanding shares will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased or held by our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. Holders of 8,512,698 shares of our common stock will be subject to volume limitations under Rule 144, because the shares are held by our existing affiliates and are subject to the 180-day lockup agreement with the underwriters.

                                 UNDERWRITING

   We have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc. and A.G. Edwards & Sons, Inc. are acting as representatives of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Needham & Company, Inc..................................... 2,160,000
A.G. Edwards & Sons, Inc................................... 1,440,000
                                                            ---------
                                                            3,600,000
                                                            =========

   The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $0.49 per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $0.10 per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives.

   We have granted an option to the underwriters to purchase up to 540,000 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

   The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                Total        Total
                                   Per Share No Exercise Full Exercise
                                   --------- ----------- -------------
          Paid by Sypris Solutions  $0.83    $2,988,000  $3,436,200

   We estimate that the total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $250,000.

   The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

   We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to the issuance of additional options or shares under our stock option or employee stock purchase plans. Our directors, officers and three other stockholders who collectively hold in the aggregate 8,512,698 shares of common stock, have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, other than up to 20,000 shares per individual that may be sold in connection with the exercise of stock options, for a period of 180 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

   In connection with this offering, some of the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

  . a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

  . net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker's average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

  .  passive market making bids must be identified as such.

   Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

   Upon consummation of the offering, investment funds, certain of which may be deemed to be affiliates of Needham & Company, Inc., will own approximately 2.6% of our common stock.

                                 LEGAL MATTERS

   The validity of the shares offered hereby will be passed upon for us by Wyatt, Tarrant & Combs, LLP, Louisville, Kentucky. Certain legal matters for the underwriters will be passed upon by Wollmuth, Maher & Deutsch LLP, New York, New York.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 2000 and 2001, and for each of the years in the three-year period ended December 31, 2001 included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a registration statement on Form S-2 under the Securities Act of 1933 with the SEC for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits and schedules for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to, or incorporated into, the registration statement for copies of the actual contract, agreement or other document.

   We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at "http://www.sec.gov." You can read and copy any document that we file with the SEC at the following SEC public reference facilities:

              Public Reference Room     Chicago Regional Office
              450 Fifth Street, N.W.    Citicorp Center, 500 West
                                        Madison Street
              Room 1024                 Suite 1400
              Washington, D.C. 20549    Chicago, IL 60611

   You can also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the SEC's public reference facilities. You also can inspect copies of our filings at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

   The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus.

   We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2001, filed on January 31, 2002, as amended by Form 10-K/A filed on February 20, 2002.

   You may request a copy of these filings at no cost, other than exhibits unless those exhibits are specifically incorporated by reference herein, by contacting us in writing or by telephone or e-mail at the following address:

       Sypris Solutions, Inc.
       101 Bullitt Lane, Suite 450
       Louisville, Kentucky 40222
       Phone: (502) 329-2000
       e-mail: ir@sypris.com

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            SYPRIS SOLUTIONS, INC.


                                                                      Page
                                                                      ----
Report of Independent Auditors....................................... F-2

Consolidated Income Statements....................................... F-3

Consolidated Balance Sheets.......................................... F-4

Consolidated Statements of Cash Flows................................ F-5

Consolidated Statements of Stockholders' Equity...................... F-6

Notes to Consolidated Financial Statements........................... F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Sypris Solutions, Inc.

   We have audited the accompanying consolidated balance sheets of Sypris Solutions, Inc. as of December 31, 2000 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sypris Solutions, Inc. at December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /S/ ERNST & YOUNG LLP

Louisville, Kentucky
January 28, 2002

                            SYPRIS SOLUTIONS, INC.
                        CONSOLIDATED INCOME STATEMENTS
                   (in thousands, except for per share data)

                                                     Years ended December 31,
                                                   ----------------------------
                                                     1999      2000      2001
                                                   --------  --------  --------
Net revenue:
 Outsourced services.............................. $150,139  $168,216  $209,874
 Products.........................................   51,991    48,355    44,766
                                                   --------  --------  --------
   Total net revenue..............................  202,130   216,571   254,640

Cost of sales:
 Outsourced services..............................  127,153   145,059   181,818
 Products.........................................   30,028    31,199    29,275
                                                   --------  --------  --------
   Total cost of sales............................  157,181   176,258   211,093
                                                   --------  --------  --------
   Gross profit...................................   44,949    40,313    43,547

Selling, general and administrative...............   23,388    26,881    26,134
Research and development..........................    6,409     3,574     3,054
Amortization of intangible assets.................      986     1,436     1,329
Special charges...................................       --     2,945        --
                                                   --------  --------  --------
   Operating income...............................   14,166     5,477    13,030

Interest expense, net.............................    1,730     4,035     4,111
Other income, net.................................     (219)     (344)     (358)
                                                   --------  --------  --------
   Income before income taxes.....................   12,655     1,786     9,277

Income tax expense (benefit)......................    3,099    (1,398)    2,910
                                                   --------  --------  --------
   Net income..................................... $  9,556  $  3,184  $  6,367
                                                   ========  ========  ========
Net income per common share:
   Basic.......................................... $   1.00  $   0.33  $   0.65
   Diluted........................................ $   0.97  $   0.32  $   0.63
Shares used in computing per common share amounts:
   Basic..........................................    9,515     9,671     9,828
   Diluted........................................    9,861     9,964    10,028


   The accompanying notes are an integral part of the consolidated financial statements.

                            SYPRIS SOLUTIONS, INC.
                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except for share data)


                                                              December 31,
                                                            -----------------
                                                              2000     2001
                                                            -------- --------
                                   ASSETS
Current assets:
  Cash and cash equivalents................................ $ 14,674 $ 13,232
  Accounts receivable, net.................................   31,896   39,758
  Inventory, net...........................................   51,055   60,574
  Other current assets.....................................    7,695    7,991
                                                            -------- --------

   Total current assets....................................  105,320  121,555

Property, plant and equipment, net.........................   54,317   70,452

Intangible assets, net.....................................   17,154   15,926

Other assets...............................................    2,331    3,511
                                                            -------- --------
                                                            $179,122 $211,444
                                                            ======== ========

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable....................................................................... $ 25,670  $ 26,828
 Accrued liabilities....................................................................   18,548    19,902
 Current portion of long-term debt......................................................    2,500     7,500
                                                                                         --------  --------

   Total current liabilities............................................................   46,718    54,230

Long-term debt..........................................................................   62,500    80,000
Other liabilities.......................................................................    5,699     7,094
                                                                                         --------  --------

   Total liabilities....................................................................  114,917   141,324

Commitments and contingencies

Stockholders' equity:
 Preferred stock, par value $.01 per share, 989,000 shares authorized; no shares
   issued...............................................................................       --        --
 Series A preferred stock, par value $.01 per share, 11,000 shares authorized; no shares
   issued...............................................................................       --        --
 Common stock, non-voting, par value $.01 per share, 10,000,000 shares authorized; no
   shares issued........................................................................       --        --
 Common stock, par value $.01 per share, 20,000,000 shares authorized; 9,709,669 and
   9,898,675 shares issued and outstanding in 2000 and 2001, respectively...............       97        99
 Additional paid-in capital.............................................................   24,401    25,490
 Retained earnings......................................................................   40,060    46,427
 Accumulated other comprehensive income (loss)..........................................     (353)   (1,896)
                                                                                         --------  --------

       Total stockholders' equity.......................................................   64,205    70,120
                                                                                         --------  --------
                                                                                         $179,122  $211,444
                                                                                         ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                            SYPRIS SOLUTIONS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)


                                                                         Years ended December 31,
                                                                       ----------------------------
                                                                         1999      2000      2001
                                                                       --------  --------  --------
Cash flows from operating activities:
 Net income........................................................... $  9,556  $  3,184  $  6,367
 Adjustments to reconcile net income to net cash (used in) provided by operating activities:
   Depreciation and amortization......................................    7,582     9,351     9,856
   Deferred income taxes..............................................     (645)   (2,478)      479
   Provision for excess and obsolete inventory........................      446       453       432
   Provision for doubtful accounts....................................     (129)       18       122
   Other noncash charges..............................................      133       202        59
 Changes in operating assets and liabilities, net of acquisitions:
   Accounts receivable................................................    2,619    (8,121)   (8,474)
   Inventory..........................................................  (11,277)   (2,046)   (3,519)
   Other assets.......................................................   (1,704)     (344)     (416)
   Accounts payable...................................................   (1,997)    9,274     3,648
   Accrued and other liabilities......................................   (6,652)   (1,361)      (83)
                                                                       --------  --------  --------

       Net cash (used in) provided by operating activities............   (2,068)    8,132     8,471

Cash flows from investing activities:
 Capital expenditures.................................................  (14,443)  (23,886)  (27,623)
 Proceeds from sale of assets.........................................       14     9,292     6,816
 Purchase of the net assets of acquired entities......................  (11,642)       --   (11,486)
 Changes in nonoperating assets and liabilities.......................     (343)     (351)     (650)
                                                                       --------  --------  --------

       Net cash used in investing activities..........................  (26,414)  (14,945)  (32,943)

Cash flows from financing activities:
 Net increase in debt under revolving credit agreements...............   28,280    10,600    22,500
 Payments on long-term debt...........................................   (2,463)       --        --
 Proceeds from issuance of common stock...............................      684       481       530
                                                                       --------  --------  --------

       Net cash provided by financing activities......................   26,501    11,081    23,030
                                                                       --------  --------  --------
Net (decrease) increase in cash and cash equivalents..................   (1,981)    4,268    (1,442)

Cash and cash equivalents at beginning of year........................   12,387    10,406    14,674
                                                                       --------  --------  --------
Cash and cash equivalents at end of year.............................. $ 10,406  $ 14,674  $ 13,232
                                                                       ========  ========  ========

   The accompanying notes are an integral part of the consolidated financial statements.

                            SYPRIS SOLUTIONS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     (in thousands, except for share data)


                                                                            Accumulated
                                                                               Other
                                        Common Stock   Additional          Comprehensive     Total
                                      ----------------  Paid-In   Retained    Income     Stockholders'
                                       Shares   Amount  Capital   Earnings    (Loss)        Equity
                                      --------- ------ ---------- -------- ------------- -------------
Balance at January 1, 1999........... 9,450,593  $95    $23,238   $27,320     $(1,294)      $49,359

Net income...........................        --  --          --     9,556          --         9,556
Adjustment in minimum pension
  liability..........................        --  --          --        --       1,221         1,221
                                      ---------  ---    -------   -------     -------       -------
Comprehensive income.................        --  --          --     9,556       1,221        10,777

Issuance of shares under Employee
  Stock Purchase Plan................    15,600  --          99        --          --            99
Exercise of stock options............   123,021    1        584        --          --           585
                                      ---------  ---    -------   -------     -------       -------

Balance at December 31, 1999......... 9,589,214   96     23,921    36,876         (73)       60,820

Net income...........................        --  --          --     3,184          --         3,184
Adjustment in minimum pension
  liability..........................        --  --          --        --        (280)         (280)
                                      ---------  ---    -------   -------     -------       -------
Comprehensive income (loss)..........        --  --          --     3,184        (280)        2,904

Issuance of shares under Employee
  Stock Purchase Plan................    35,290  --         273        --          --           273
Exercise of stock options............    85,165    1        207        --          --           208
                                      ---------  ---    -------   -------     -------       -------

Balance at December 31, 2000......... 9,709,669   97     24,401    40,060        (353)       64,205

Net income...........................        --  --          --     6,367          --         6,367
Adjustment in minimum pension
  liability, net of tax of $828......        --  --          --        --      (1,124)       (1,124)
Change in fair value of interest rate
  swap agreements, net of tax of $309        --  --          --        --        (419)         (419)
                                      ---------  ---    -------   -------     -------       -------
Comprehensive income (loss)..........        --  --          --     6,367      (1,543)        4,824

Issuance of shares under Employee
  Stock Purchase Plan................    52,206    1        256        --          --           257
Exercise of stock options............   136,800    1        833        --          --           834
                                      ---------  ---    -------   -------     -------       -------

Balance at December 31, 2001......... 9,898,675  $99    $25,490   $46,427     $(1,896)      $70,120
                                      =========  ===    =======   =======     =======       =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            SYPRIS SOLUTIONS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Organization and Significant Accounting Policies

  Consolidation Policy

   The accompanying consolidated financial statements include the accounts of Sypris Solutions, Inc. and its wholly-owned subsidiaries (collectively, "Sypris" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

  Nature of Business

   Sypris is a diversified provider of outsourced services and specialty products. The Company performs a wide range of manufacturing, engineering, design, testing and other technical services, typically under multi-year, sole-source contracts with major companies and government agencies in the markets for aerospace & defense electronics, truck components & assemblies, and for users of test & measurement equipment.

   As of January 1, 2002, the Company changed the name of its four major operating subsidiaries as part of a comprehensive branding initiative. The new names of the four subsidiaries are: Sypris Data Systems, Inc., formerly Metrum-Datatape, Inc.; Sypris Electronics, LLC, formerly Group Technologies Corporation; Sypris Technologies, Inc., formerly Tube Turns Technologies, Inc.; and Sypris Test & Measurement, Inc., formerly Bell Technologies, Inc.

  Use of Estimates

   The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Inventory

   Contract inventory is stated at actual production costs, reduced by the cost of units for which revenue has been recognized. Gross contract inventory is considered work in process. Progress payments under long-term contracts are specified in the contracts as a percentage of cost and are liquidated as contract items are completed and shipped. Other inventory is stated at the lower of cost or market. The first-in, first-out method was used for determining the cost of inventory excluding contract inventory and certain other inventory, which was determined using the last-in, first-out method (see
Note 5). The Company's reserve for excess and obsolete inventory is primarily based upon forecasted demand for its product sales, and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made.

  Property, Plant and Equipment

   Property, plant and equipment is stated on the basis of cost. Depreciation of property, plant and equipment is generally computed using the straight-line method over their estimated economic lives. For land improvements, buildings and building improvements, the estimated economic life is generally 40 years. Estimated economic lives range from three to fifteen years for machinery, equipment, furniture and fixtures. Leasehold improvements are amortized over the respective lease term using the straight-line method. Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Interest cost is capitalized for qualifying assets during the period in which the asset is being installed and prepared for its intended use. Capitalized interest cost is amortized on the same basis as the related depreciation. Capitalized interest for the years ended December 31, 2000 and 2001 was $910,000 and $1,763,000, respectively.

  Intangible Assets

   Costs in excess of net assets of businesses acquired ("goodwill"), patents, product drawings and similar intangible assets are amortized over their estimated economic lives. Goodwill is being amortized over a period of fifteen years (see Notes 2 and 7). Other intangible assets are being amortized over periods ranging from five to fifteen years, using the straight-line method.

  Impairment of Long-lived Assets

   The Company evaluates long-lived assets, including goodwill, for impairment and assesses their recoverability based upon anticipated future cash flows. If facts and circumstances lead the Company's management to believe that the cost of one of its assets may be impaired, the Company will evaluate the extent to which that cost is recoverable by comparing the future undiscounted cash flows estimated to be associated with that asset to the asset's carrying amount and write down that carrying amount to market value, or discounted cash flow value, to the extent necessary.

  Revenue Recognition

   A portion of the Company's business is conducted under long-term, fixed-price contracts with aerospace and defense companies and agencies of the U.S. Government. Contract revenue is included in the consolidated income statements as units are completed and shipped using the units of delivery, percentage of completion method of accounting. The costs attributed to contract revenue are based upon the estimated average costs of all units to be shipped. The cumulative average costs of units shipped to date are adjusted through current operations as estimates of future costs to complete change (see "Contract Accounting" below).

   Revenue recognized under the percentage of completion method of accounting totaled $90,819,000, $105,535,000 and $134,478,000 for the years ended December
31, 1999, 2000 and 2001, respectively. Substantially all such amounts were accounted for under the units of delivery method. All other revenue is recognized as product is shipped and title passes, or when services are rendered.

  Contract Accounting

   For long-term contracts, the Company capitalizes in inventory direct material, direct labor and factory overhead as incurred. The Company also capitalizes certain general and administrative costs for estimating and bidding on contracts awarded (of which approximately $210,000 remained in inventory at December 31, 2000 and 2001). Selling costs are expensed as incurred. Costs to complete long-term contracts are estimated on a monthly basis. Estimated margins at completion are applied to cumulative contract revenue to arrive at costs charged to operations.

   Accounting for long-term contracts under the percentage of completion method involves substantial estimation processes, including determining the estimated cost to complete a contract. As contracts may require performance over several accounting periods, formal detailed cost-to-complete estimates are performed and updated monthly via performance reports. Management's estimates of costs-to-complete change due to internal and external factors, such as labor rate and efficiency variances, revised estimates of warranty costs, estimated future material prices and customer specification and testing requirement changes. Changes in estimated costs are reflected in gross profit in the period in which they are known. If increases in projected costs-to-complete are sufficient to create a loss contract, the entire estimated loss is charged to operations in the period the loss first becomes known.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

  Product Warranty Costs

   The provision for estimated warranty costs is recorded at the time of sale and periodically adjusted to reflect actual experience. The accrued liability for warranty costs is included in the caption "Accrued liabilities" in the accompanying consolidated balance sheets.

  Concentrations of Credit Risk

   Financial instruments which potentially expose the Company to concentrations of credit risk consist of accounts receivable. The Company's customer base consists of various departments or agencies of the U.S. Government, aerospace and defense companies under contract with the U.S. Government and a number of customers in diverse industries across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral on its commercial accounts receivable. Credit losses are provided for in the financial statements and consistently have been within management's expectations. Approximately 41% of accounts receivable outstanding at December 31, 2001 are due from three of the Company's largest customers.

   The Company recognized revenue from contracts with the U.S. Government and its agencies of approximately $53,244,000, $45,467,000 and $40,046,000 during the years ended December 31, 1999, 2000 and 2001, respectively. For the year ended December 31, 2000, the Company's largest customer was Raytheon Company, which represented approximately 15% of the Company's total net revenue. The Company's largest customers for the year ended December 31, 2001 were Raytheon Company and Honeywell International, Inc., which represented approximately 21% and 11%, respectively, of the Company's total net revenue. No other single customer accounted for more than 10% of the Company's total net revenue for the years ended December 31, 1999, 2000 or 2001.

  Stock Based Compensation

   Stock options are granted under various stock compensation programs to employees and independent directors (see Note 13). The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25").

  Derivative Financial Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and issued its amendments, Statements No. 137 and 138, in June 1999 and June 2000, respectively. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value must be recognized currently in earnings.

  Adoption of Recently Issued Accounting Standard

   In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Under the new rules, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will apply the new accounting rules beginning January 1, 2002. The Company will perform the first of the required impairment tests

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

of goodwill and indefinite lived intangible assets as of January 1, 2002. The Company currently does not expect any significant loss as a result of the impairment tests. The Company will be required to test the value of its goodwill at least annually. These tests will involve estimates related to the fair market value of the business with which the goodwill is associated. The Company anticipates that substantially all amortization of intangible assets as a charge to earnings will be eliminated beginning January 1, 2002.

(2)  Acquisitions

   During 1999, the Company completed two transactions in which it acquired the assets of the related businesses. The transactions were accounted for as purchases, in which the combined purchase price of $11,642,000 was allocated based on the fair values of assets acquired, with the excess amount allocated to goodwill, which totaled $6,607,000. The results of operations of the acquired businesses have been included in the consolidated financial statements since the respective acquisition dates. The acquisitions were financed by the Company's Credit Agreement.

   On May 31, 2001, the Company acquired certain assets and liabilities of the Marion Forge plant from Dana Corporation. The business produces fully machined, heavy-duty truck axle shafts and other drive components for integration into subassemblies and is included with Sypris Technologies in the Industrial Group. The transaction was accounted for as a purchase, in which the purchase price of $11,500,000 was allocated based on the fair values of the assets and liabilities acquired. The results of operations of the acquired business have been included in the consolidated financial statements since the acquisition date. The acquisition was financed by the Company's Credit Agreement.

(3)  Special Charges

   Special charges of $2,945,000 were recognized during the year ended December 31, 2000 for activities related to the consolidation of certain operations within the Electronics Group. The special charges incurred and paid during 2000 include workforce reductions, related severance and other benefit costs of $1,211,000, facilities rearrangement and relocation costs of $480,000, and employment costs related to the transfer of production of $1,254,000. The workforce reductions resulted in the termination of 48 employees involved in manufacturing, engineering, sales and administrative activities during 2000.

(4)  Accounts Receivable

   Accounts receivable consists of the following (in thousands):

                                                              December 31,
                                                            ----------------
                                                             2000     2001
                                                            -------  -------
Commercial................................................. $26,262  $34,658
U.S. Government............................................   6,313    5,875
                                                            -------  -------
                                                             32,575   40,533
Allowance for doubtful accounts............................    (679)    (775)
                                                            -------  -------
                                                            $31,896  $39,758
                                                            =======  =======

   Accounts receivable from the U.S. Government includes amounts due under long-term contracts, all of which are billed at December 31, 2000 and 2001, of $4,864,000 and $2,939,000, respectively.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(5)  Inventory

   Inventory consists of the following (in thousands):

                                                                                    December 31,
                                                                                 -----------------
                                                                                   2000     2001
                                                                                 --------  -------
Raw materials................................................................... $ 13,567  $19,003
Work in process.................................................................    8,388    9,661
Finished goods..................................................................    1,632    5,450
Costs relating to long-term contracts and programs, net of amounts attributed to
  revenue recognized to date....................................................   45,542   37,908
Progress payments related to long-term contracts and programs...................  (14,011)  (6,540)
LIFO reserve....................................................................   (1,059)    (987)
Reserve for excess and obsolete inventory.......................................   (3,004)  (3,921)
                                                                                 --------  -------
                                                                                 $ 51,055  $60,574
                                                                                 ========  =======

   The preceding amounts include inventory valued under the last-in, first-out ("LIFO") method totaling $5,365,000 and $9,141,000 at December 31, 2000 and 2001, respectively. In the aggregate, these costs are less than market value.

(6)  Property, Plant and Equipment

   Property, plant and equipment consists of the following (in thousands):

                                                               December 31,
                                                            ------------------
                                                              2000      2001
                                                            --------  --------
Land and land improvements................................. $  1,032  $  1,436
Buildings and building improvements........................   14,979    17,837
Machinery, equipment, furniture and fixtures...............   77,901    96,674
Construction in progress...................................   18,561    19,858
                                                            --------  --------
                                                             112,473   135,805
Accumulated depreciation...................................  (58,156)  (65,353)
                                                            --------  --------
                                                            $ 54,317  $ 70,452
                                                            ========  ========

   Depreciation expense totaled $6,526,000, $7,906,000 and $8,468,000 for the years ended December 31, 1999, 2000 and 2001, respectively. At December 31, 2000, $5,372,000 and $2,093,000 were included in accounts payable and accrued liabilities, respectively, for capital expenditures. At December 31, 2001, $2,782,000 and $612,000 were included in accounts payable and accrued liabilities, respectively, for capital expenditures.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(7)  Intangible Assets

   Intangible assets consists of the following (in thousands):

                                                                December 31,
                                                              ----------------
                                                               2000     2001
                                                              -------  -------
Costs in excess of net assets of businesses acquired......... $18,423  $18,423
Other........................................................   3,102    3,212
                                                              -------  -------
                                                               21,525   21,635
Accumulated amortization.....................................  (4,371)  (5,709)
                                                              -------  -------
                                                              $17,154  $15,926
                                                              =======  =======

   Amortization expense totaled $1,056,000, $1,445,000 and $1,388,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

(8)  Accrued Liabilities

   Accrued liabilities consists of the following (in thousands):

                                                                December 31,
                                                               ---------------
                                                                2000    2001
                                                               ------- -------
Employee benefit plan accruals................................ $ 4,770 $ 6,308
Salaries, wages and incentives................................   2,921   3,925
Other.........................................................  10,857   9,669
                                                               ------- -------
                                                               $18,548 $19,902
                                                               ======= =======

   Included in other accrued liabilities are employee payroll deductions, advance payments, accrued operating expenses, accrued warranty expenses, accrued interest and other items, none of which exceed 5% of total current liabilities.

(9)  Long-Term Debt

   The Company has a credit agreement with a syndicate of banks (the "Credit Agreement") that was entered into in October 1999 and amended as of November 2000, February 2001 and January 2002. The Credit Agreement provides for a revolving credit facility with an aggregate commitment of $100,000,000 through January 2005. Under the terms of the Credit Agreement, interest rates are determined at the time of borrowing and are based on the London Interbank Offered Rate plus a margin of 1.0% to 3.25%; or the greater of the prime rate or the federal funds rate plus 0.5%, plus a margin up to 0.75%. The Company also pays a fee of 0.2% to 0.5% on the unused portion of the aggregate commitment. The margins applied to the respective interest rates and the commitment fee are adjusted quarterly and are based on the Company's ratio of funded debt to earnings before interest, taxes, depreciation and amortization. The weighted average interest rate for outstanding borrowings at December 31, 2001 was 5.2%. The weighted average interest rates for borrowings during the years ended December 31, 2000 and 2001 were 8.5% and 7.4%, respectively. Current maturities of long-term debt represent amounts due under a short-term borrowing arrangement included in the Credit Agreement. Standby letters of credit up to a maximum of $15,000,000 may be issued under the Credit Agreement and no amounts were outstanding at December 31, 2000 and 2001.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The Credit Agreement contains customary affirmative and negative covenants, including financial covenants requiring the maintenance of specified fixed charge and leverage ratios and minimum levels of net worth. At December 31, 2001, the Company was in compliance with these covenants and retained earnings of $15,427,000 were unrestricted. The Credit Agreement is secured by substantially all assets of the Company, including but not limited to accounts receivable, inventory, equipment and real estate, and is also guaranteed by the subsidiaries of the Company. The asset collateralization requirement may be eliminated after June 2002 in the event the Company achieves certain financial ratios and remains in compliance with all covenants.

   On July 26, 2001, the Company entered into interest rate swap agreements with three banks that effectively convert a portion of its floating rate debt to a fixed rate basis for a period of two years, thus reducing the impact of interest rate changes on future interest expense. The swap agreements have a combined notional amount of $30,000,000 whereby the Company pays a fixed rate of interest of 4.52% and receives a variable 30-day LIBOR rate. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense in the consolidated income statement. The aggregate fair market value of all interest rate swap agreements was approximately $728,000 at December 31, 2001 and was included in other liabilities on the consolidated balance sheet with an offset to other comprehensive income.

   Interest incurred during the years ended December 31, 1999, 2000 and 2001 totaled $1,725,000, $5,116,000 and $5,784,000, respectively. Interest paid during the years ended December 31, 1999, 2000 and 2001 totaled $1,629,000, $5,063,000 and $5,623,000, respectively.

(10)  Fair Value of Financial Instruments

   Cash, accounts receivable, accounts payable and accrued liabilities are reflected in the consolidated financial statements at their carrying amount which approximates fair value because of the short-term maturity of those instruments. The carrying amount of debt outstanding at December 31, 2000 and 2001 under the Credit Agreement approximates fair value because borrowings are for terms less than six months and have rates that reflect currently available terms and conditions for similar debt. The Company uses interest rate swap agreements (see Note 9) to minimize its exposure to fluctuations in interest rates for a portion of the debt. The fair value of the swap agreements is recognized in the consolidated financial statements.

(11)  Employee Benefit Plans

   The Company sponsors noncontributory defined benefit pension plans (the "Pension Plans") covering certain employees of Sypris Technologies, including certain employees of the operation acquired from Dana in May 2001. The Pension Plans covering salaried and management employees provide pension benefits that are based on the employee's highest five-year average compensation within ten years before retirement. The Pension Plans covering hourly employees and union members generally provide benefits at stated amounts for each year of service. The Company's funding policy is to make the minimum annual contributions required by the applicable regulations. The Pension Plans' assets are primarily invested in equity securities and fixed income securities. The Company recorded increases of $280,000 and $1,952,000 in 2000 and 2001, respectively, to its minimum pension liability, and a decrease of $1,221,000 in 1999.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table details the components of pension expense (in thousands):

                                                       Years ended December 31,
                                                      -------------------------
                                                       1999     2000     2001
                                                      -------  -------  -------
    Service cost..................................... $   181  $   180  $   358
    Interest cost on projected benefit obligation....   1,283    1,409    1,939
    Net amortizations and deferrals..................     165      222      247
    Expected return on plan assets...................  (1,091)  (1,338)  (1,961)
                                                      -------  -------  -------
                                                      $   538  $   473  $   583
                                                      =======  =======  =======

   The following are summaries of the changes in the benefit obligations and plan assets and of the funded status of the Pension Plans (in thousands):

                                                              December 31,
                                                            ----------------
                                                             2000     2001
                                                            -------  -------
      Change in benefit obligation:
       Benefit obligation at beginning of year............. $17,859  $19,096
       Benefit obligation assumed in acquisition...........      --   11,547
       Service cost........................................     180      358
       Interest cost.......................................   1,409    1,939
       Plan amendments.....................................     798       --
       Actuarial loss......................................     131      463
       Benefits paid.......................................  (1,281)  (1,420)
                                                            -------  -------
       Benefit obligation at end of year................... $19,096  $31,983
                                                            =======  =======
      Change in plan assets:
       Fair value of plan assets at beginning of year...... $14,329  $15,156
       Fair value of plan assets acquired in acquisition...      --   10,547
       Actual return on plan assets........................     927     (158)
       Company contributions...............................   1,181      754
       Benefits paid.......................................  (1,281)  (1,420)
                                                            -------  -------
       Fair value of plan assets at end of year............ $15,156  $24,789
                                                            =======  =======
      Funded status of the plans:
       Benefit obligation at end of year................... $19,096  $31,983
       Fair value of plan assets at end of year............  15,156   24,789
                                                            -------  -------
       Funded status of plan (underfunded).................  (3,940)  (7,194)
       Unrecognized actuarial (gain) loss..................    (260)   2,339
       Unrecognized prior service cost.....................   1,166      903
                                                            -------  -------
       Net liability recognized............................ $(3,034) $(3,952)
                                                            =======  =======
      Balance sheet liabilities (assets):
       Accrued benefit liability........................... $ 4,510  $ 7,160
       Intangible asset....................................  (1,123)    (903)
       Accumulated other comprehensive income (loss).......    (353)  (2,305)
                                                            -------  -------
       Net amount recognized............................... $ 3,034  $ 3,952
                                                            =======  =======
      Assumptions at year end:
       Discount rate used in determining present values....    8.00%    7.50%
       Rate of compensation increase.......................    4.25%    4.00%
       Expected long-term rate of return on plan assets....    9.50%    9.50%

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The Company sponsors a defined contribution plan (the "Defined Contribution Plan") for substantially all employees of the Company. The Defined Contribution Plan is intended to meet the requirements of Section 401(k) of the Internal Revenue Code. The Defined Contribution Plan allows the Company to match participant contributions and provides discretionary contributions. Contributions to the Defined Contribution Plan in 1999, 2000 and 2001 totaled $2,052,000, $2,278,000 and $1,933,000, respectively.

   During 1999, the Company had partially self-insured medical plans (the "Medical Plans") covering certain employees. Beginning January 1, 2000, the Company expanded the coverage to cover substantially all employees. The number of employees participating in the Medical Plans was approximately 1,300 and 1,350 at December 31, 2000 and 2001, respectively, as compared to approximately 600 at December 31, 1999. The Medical Plans limit the Company's annual obligations to fund claims to specified amounts per participant and in the aggregate. The Company is adequately insured for amounts in excess of these limits. Employees are responsible for payment of a portion of the premiums. During 1999, 2000 and 2001, the Company charged $2,802,000, $4,456,000 and
$5,890,000, respectively, to operations related to reinsurance premiums, medical claims incurred and estimated, and administrative costs for the Medical Plans. Claims paid during 1999, 2000 and 2001 did not exceed the aggregate limits.

(12)  Commitments and Contingencies

   The Company leases certain of its real property and certain equipment, vehicles and computer hardware under operating leases with terms ranging from month-to-month to ten years and which contain various renewal and rent escalation clauses. Future minimum annual lease commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001 are as follows (in thousands):

2002................................................................. $ 6,980
2003.................................................................   6,365
2004.................................................................   5,643
2005.................................................................   5,288
2006.................................................................   4,716
2007 and thereafter..................................................   9,194
                                                                      -------
                                                                      $38,186
                                                                      =======

   Rent expense for the years ended December 31, 1999, 2000 and 2001 totaled $3,858,000, $3,650,000 and $5,550,000, respectively.

   The Company entered into agreements for the sale and leaseback of certain specific manufacturing and testing equipment during 2000 and 2001. The terms of the operating leases range from five to nine years and the Company has the option to purchase the equipment at the expiration of the respective lease at a fixed price based upon the equipment's estimated residual value. Lease payments on these operating leases are guaranteed by the Company. Proceeds from the sale and leaseback transactions during 2000 and 2001 were $9,251,000 and $5,420,000, respectively, and the transactions resulted in a deferred loss for the years ended December 31, 2000 and 2001 of $351,000 and $787,000, respectively, that will be amortized over the term of the respective leases. Future minimum annual lease commitments related to these leases are included in the above schedule.

   As of December 31, 2001, the Company had outstanding purchase commitments of approximately $5,045,000, primarily for the acquisition of manufacturing equipment.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The Company's Sypris Technologies subsidiary is a co-defendant in two lawsuits arising out of an explosion at a coker plant owned by Exxon Mobil Corporation located in Baton Rouge, Louisiana. In each of these lawsuits, it is alleged that a carbon steel pipe elbow that Sypris Technologies manufactured was improperly installed and the failure of which caused the explosion. One of the actions was brought by Exxon Mobil in 1994 in state district court in Louisiana and claims damages for destruction of the plant, which Exxon Mobil estimates exceed one hundred million dollars. Sypris Technologies is a co-defendant in this action with the fabricator who built the pipeline into which the elbow was incorporated and with the general contractor for the plant. The second action is a class action suit also filed in 1994 in federal court in Louisiana on behalf of the residents living around the plant and claims unspecified damages. Sypris Technologies is a co-defendant in this action with Exxon Mobil, the contractor and the fabricator. In both actions, the Company maintains that the carbon steel pipe elbow at issue was appropriately marked as carbon steel and was improperly installed, without Sypris Technologies' knowledge, by the fabricator and general contractor in circumstances that required the use of a chromium steel elbow. Although the Company believes these defenses to be meritorious, there can be no assurance that the Company will not be found liable for some or all of the alleged damages. If the Company were to be found liable and the damages exceeded available insurance coverage, the impact could materially and adversely affect the Company's financial condition and results of operations.

   The Company is involved in certain litigation and contract issues arising in the normal course of business. While the outcome of these matters cannot, at this time, be predicted in light of the uncertainties inherent therein, management does not expect that these matters will have a material adverse effect on the consolidated financial position or results of operations of the Company.

(13)  Stock Option and Purchase Plans

   The Company has certain stock compensation plans under which options to purchase common stock may be granted to officers, key employees and non-employee directors. Options may be granted at not less than the market price on the date of grant. Options are exercisable in whole or in part up to two years after the date of grant and ending ten years after the date of grant. The following table summarizes option activity for the three years ended December 31, 2001:

                                                                       Weighted
                                                                       Average
                                                        Exercise Price Exercise
                                              Shares        Range       Price
                                             ---------  -------------- --------
Balance at January 1, 1999.................. 1,228,388  $1.72 - 31.00   $6.35
Granted.....................................   226,352   5.94 -  9.63    7.75
Exercised...................................  (123,021)  2.76 -  6.68    4.75
Forfeited...................................   (19,259)  2.96 - 11.00    8.26
                                             ---------  -------------   -----
Balance at December 31, 1999................ 1,312,460   1.72 - 31.00    6.71
Granted.....................................   518,746   6.56 - 10.50    9.52
Exercised...................................  (114,246)  2.76 -  8.75    4.08
Forfeited...................................  (163,223)  4.24 - 10.50    7.20
                                             ---------  -------------   -----
Balance at December 31, 2000................ 1,553,737   1.72 - 31.00    7.79
Granted.....................................   632,819   3.88 - 13.27    6.15
Exercised...................................  (164,616)  1.72 -  8.75    3.06
Forfeited...................................  (174,980)  6.25 - 11.76    8.21
                                             ---------  -------------   -----
Balance at December 31, 2001................ 1,846,960  $1.72 - 31.00   $7.61
                                             =========  =============   =====

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The following table summarizes certain weighted average data for options outstanding and currently exercisable at December 31, 2001:

                                    Outstanding             Exercisable
                           ------------------------------ ----------------
                                       Weighted Average
                                     --------------------         Weighted
                                               Remaining          Average
                                     Exercise Contractual         Exercise
      Exercise Price Range  Shares    Price      Life     Shares   Price
      -------------------- --------- -------- ----------- ------- --------
        $ 1.72............    63,721  $ 1.72      1.9      63,721  $ 1.72
        $ 2.76 - $ 4.12...    34,364    3.82      4.8      34,364    3.82
        $ 4.24 - $ 6.25...   648,123    5.81      7.1     139,148    4.93
        $ 6.56 - $10.00...   905,634    8.59      5.9     464,334    8.66
        $10.06 - $15.76...   181,011   10.92      6.1      28,661   12.62
        $16.12 - $23.00...    10,003   18.16      4.4      10,003   18.16
        $25.52 - $31.00...     4,104   28.86      3.2       4,104   28.86
                           ---------  ------      ---     -------  ------
           Total.......... 1,846,960  $ 7.61      6.2     744,335  $ 7.54
                           =========  ======      ===     =======  ======

   The Company's stock compensation program also provides for the grant of performance-based stock options to key employees. The terms and conditions of the performance-based option grants provide for the determination of the exercise price and the beginning of the vesting period to occur when the fair market value of the Company's common stock achieves certain targeted price levels. Performance-based options to purchase 16,000 shares, 108,000 shares and 56,000 shares of common stock were granted during 1999, 2000 and 2001, respectively. Performance-based options to purchase 112,000 shares and 32,000 shares of common stock were forfeited in 2000 and 2001, respectively. None of the targeted price levels of the performance-based options were achieved during 1999, 2000 or 2001 and, accordingly, these options are excluded from disclosures of options outstanding at December 31, 1999, 2000 and 2001.

   The aggregate number of shares of common stock reserved for issuance under the Company's stock compensation programs as of December 31, 2000 and 2001 was 3,000,000. The aggregate number of shares available for future grant as of December 31, 2000 and 2001 was 899,566 and 380,227, respectively. Shares available for future grant at December 31, 2001 include 226,212 shares of common stock related to stock options that may be subject to future grant under certain of the Company's incentive plans based upon the achievement of certain financial targets and individual performance objectives and action by the Company's Board of Directors.

   The Company applies APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is at least equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Pro forma information regarding net income and net income per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for options granted by the Company during 1999, 2000 and 2001 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                       Years ended December 31,
                                                       -----------------------
                                                        1999       2000   2001
                                                       -----      -----  -----
Expected life (years).................................      6         8      8
Expected volatility...................................  75.50%    70.30% 75.20%
Risk-free interest rates..............................   6.30%     4.98%  4.93%
Expected dividend yield...............................     --        --     --

   The weighted average Black-Scholes value of options granted under the stock option plans during 1999, 2000 and 2001 was $5.50, $7.05 and $4.71, respectively.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands, except for per share data):

                                                       Years ended December 31,
                                                       ------------------------
                                                         1999    2000    2001
                                                        ------  ------  ------
Pro forma net income.................................. $8,533   $2,086  $4,977
                                                        ======  ======  ======
Pro forma net income per common share:
  Basic............................................... $ 0.90   $ 0.22  $ 0.51
  Diluted............................................. $ 0.87   $ 0.21  $ 0.50

   The Company has a stock purchase plan that provides substantially all employees who have satisfied the eligibility requirements the opportunity to purchase shares of the Company's common stock on a compensation deduction basis. The purchase price is the lower of 85% of the fair market value of the common stock on the first or last business day of the purchase period. Payroll deductions may not exceed $6,000 for any six-month cycle. The stock purchase plan expires January 31, 2006. At December 31, 2000 and 2001, there were 249,110 shares and 196,904 shares, respectively, available for purchase under the plan. During 2000 and 2001, a total of 35,290 shares and 52,206 shares, respectively, were issued under the plan.

(14)  Stockholder Rights Plan

   On October 23, 2001, the Company's board of directors approved a stockholder rights plan. Under the plan, each stockholder of record as of November 7, 2001 will automatically receive a distribution of one right for each outstanding share of common stock held. Each right entitles the holder to purchase one one-thousandth of a share of a new series of preferred stock at an exercise price of $63.00. The rights will trade along with, and not separately from, the shares of common stock unless they become exercisable. If any person or group acquires or

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

makes a tender offer for 15% or more of the common stock of the Company (except in transactions approved by the Company's board of directors in advance) the rights become exercisable, and they will separate, become tradable, and entitle stockholders, other than such person or group, to acquire, at the exercise price, preferred stock with a market value equal to twice the exercise price. If the Company is acquired in a merger or other business combination with such person or group, or if 50% of its earning power or assets are sold to such person or group, each right will entitle its holder, other than such person or group, to acquire, at the exercise price, shares of the acquiring company's common stock with a market value of twice the exercise price. The rights will expire on October 23, 2011, unless redeemed or exchanged earlier by the Company, and will be represented by existing common stock certificates until they become exercisable.

   As of December 31, 2001, 11,000 shares of the Company's preferred stock were designated as Series A Preferred Stock in connection with the adoption of the stockholder rights plan. There are no shares of Series A Preferred Stock currently outstanding. The holders of Series A Preferred Stock will have voting rights, be entitled to receive dividends based on a defined formula and have certain rights in the event of the Company's dissolution. The shares of Series A Preferred Stock shall not be redeemable. However, the Company may purchase shares of Series A Preferred Stock in the open market or pursuant to an offer to a holder or holders.

(15)  Income Taxes

   The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income taxes have been provided for temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

   The components of income tax expense (benefit) is as follows (in thousands):

                                                       Years ended December 31,
                                                       -----------------------
                                                        1999    2000     2001
                                                       ------  -------  ------
Current:
  Federal............................................. $3,386  $   969  $2,161
  State...............................................    320      102     255
  Other...............................................     38        9      15
                                                       ------  -------  ------
                                                        3,744    1,080   2,431
Deferred:
  Federal.............................................   (630)  (2,351)    706
  State...............................................    (15)    (127)   (227)
                                                       ------  -------  ------
                                                         (645)  (2,478)    479
                                                       ------  -------  ------
                                                       $3,099  $(1,398) $2,910
                                                       ======  =======  ======

   The Company files a consolidated federal income tax return which includes all subsidiaries. Income taxes paid during 1999, 2000 and 2001 totaled $2,136,000, $1,347,000 and $1,962,000, respectively. During 2000 and 2001, the
Company received $2,102,000 and $2,108,000 in federal income tax refunds, respectively.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   At December 31, 2001, the Company had $17,771,000 of state net operating loss carryforwards available to offset future taxable income. Such carryforwards reflect income tax losses incurred which will expire on December 31 of the following years (in thousands):

2008................................................................... $ 2,386
2009...................................................................   8,362
2010...................................................................     560
2011...................................................................   5,999
2017...................................................................     464
                                                                        -------
                                                                        $17,771
                                                                        =======

   The following is a reconciliation of income tax (benefit) expense to that computed by applying the federal statutory rate of 34% to income before income taxes (in thousands):

                                                      Years ended December 31,
                                                      ------------------------
                                                       1999     2000     2001
                                                      -------  -------  ------
 Federal tax at the statutory rate................... $ 4,303  $   607  $3,154
 State income taxes, net of federal tax benefit......     236      153     238
 Change in valuation allowance for deferred tax asset  (1,891)  (3,008)   (300)
 Research and development tax credit.................    (544)    (262)   (338)
 Non-deductible expenses.............................     135      240     262
 Other...............................................     860      872    (106)
                                                      -------  -------  ------
                                                      $ 3,099  $(1,398) $2,910
                                                      =======  =======  ======

   Deferred income tax assets and liabilities are as follows (in thousands):

                                                                December 31,
                                                              ----------------
                                                               2000     2001
                                                              -------  -------
Deferred tax assets:
  Compensation and benefit accruals.......................... $ 1,108  $ 1,287
  Inventory valuation........................................     673      728
  State net operating loss carryforwards.....................     977      977
  Contract provisions........................................     796      517
  Accounts receivable allowance..............................     255      290
  Defined benefit pension plan...............................     995    1,451
  Interest rate swap agreements..............................      --      309
  Other......................................................     327      303
                                                              -------  -------
                                                                5,131    5,862
  Valuation allowance........................................    (977)    (677)
                                                              -------  -------
                                                                4,154    5,185
Deferred tax liabilities:
  Depreciation...............................................  (1,981)  (2,354)
                                                              -------  -------
Net deferred tax asset....................................... $ 2,173  $ 2,831
                                                              =======  =======

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The valuation allowance for deferred tax assets decreased by $1,891,000, $3,008,000 and $300,000 in 1999, 2000 and 2001, respectively. At December 31,
2001, the valuation allowance of $677,000 relates to state tax net operating loss ("NOL") carryforwards. Management believes it is more likely than not that the Company's future earnings will be sufficient to ensure the realization of deferred tax assets for federal and state purposes, excluding the portion of the state NOL carryforward for which utilization within the carryforward period is uncertain.

(16)  Net Income Per Common Share

   Basic income per common share is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted income per common share is calculated by using the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options.

   The following table presents information necessary to calculate net income per common share (in thousands, except for per share data):

                                                                      Years ended December 31,
                                                                      ------------------------
                                                                       1999    2000     2001
                                                                      ------  ------  -------
Shares outstanding:
 Weighted average shares outstanding.................................  9,515   9,671    9,828
 Effect of dilutive employee stock options...........................    346     293      200
                                                                      ------  ------  -------
 Adjusted weighted average shares outstanding and assumed conversions  9,861   9,964   10,028
                                                                      ======  ======  =======
Net income applicable to common stock................................ $9,556  $3,184  $ 6,367
                                                                      ======  ======  =======
Net income per common share:
 Basic............................................................... $ 1.00  $ 0.33  $  0.65
 Diluted............................................................. $ 0.97  $ 0.32  $  0.63

(17)  Segment Information

   The Company's operations are conducted in two reportable business segments: the Electronics Group and the Industrial Group. The segments are each managed separately because of the distinctions between the products, services, markets, customers, technologies and workforce skills of the segments. The Electronics Group provides a wide range of manufacturing and technical services for a diversified customer base as an outsourced service provider. The Electronics Group also manufactures complex data storage systems, magnetic instruments, current sensors and other electronic products. The Industrial Group provides manufacturing services for a variety of customers that outsource forged and finished steel components and subassemblies. The Industrial Group also manufactures high-pressure closures and other fabricated products.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Revenue derived from outsourced services for the Electronics Group accounted for 59%, 65% and 67% of total net revenue in 1999, 2000 and 2001, respectively. Revenue derived from outsourced services for the Industrial Group accounted for 15%, 12% and 15% of total net revenue in 1999, 2000 and 2001, respectively. There was no intersegment net revenue recognized for all years presented. The following table presents financial information for the reportable segments of the Company (in thousands):

                                                    Years ended December 31,
                                                  ----------------------------
                                                    1999      2000      2001
                                                  --------  --------  --------
Net revenue:
  Electronics Group.............................. $164,963  $182,126  $207,282
  Industrial Group...............................   37,167    34,445    47,358
                                                  --------  --------  --------
                                                  $202,130  $216,571  $254,640
                                                  ========  ========  ========
Gross profit:
  Electronics Group.............................. $ 37,873  $ 36,272  $ 37,385
  Industrial Group...............................    7,076     4,041     6,162
                                                  --------  --------  --------
                                                  $ 44,949  $ 40,313  $ 43,547
                                                  ========  ========  ========
Operating income:
  Electronics Group.............................. $ 12,005  $  6,935  $ 12,903
  Industrial Group...............................    4,930     1,648     3,563
  General, corporate and other...................   (2,769)   (3,106)   (3,436)
                                                  --------  --------  --------
                                                  $ 14,166  $  5,477  $ 13,030
                                                  ========  ========  ========
Total assets:
  Electronics Group.............................. $106,229  $124,523  $121,228
  Industrial Group...............................   26,714    37,851    73,820
  General, corporate and other...................   15,621    16,748    16,396
                                                  --------  --------  --------
                                                  $148,564  $179,122  $211,444
                                                  ========  ========  ========
Depreciation and amortization:
  Electronics Group.............................. $  6,551  $  8,037  $  7,951
  Industrial Group...............................      902     1,109     1,694
  General, corporate and other...................      129       205       211
                                                  --------  --------  --------
                                                  $  7,582  $  9,351  $  9,856
                                                  ========  ========  ========
Capital expenditures:
  Electronics Group.............................. $  6,327  $  7,971  $  7,917
  Industrial Group...............................    7,134    15,546    19,547
  General, corporate and other...................      982       369       159
                                                  --------  --------  --------
                                                  $ 14,443  $ 23,886  $ 27,623
                                                  ========  ========  ========

   The Company attributes net revenue to countries based upon the location of its operations. Export sales from the United States totaled $30,061,000, $25,250,000 and $23,890,000 in 1999, 2000 and 2001, respectively.

                            SYPRIS SOLUTIONS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(18)  Quarterly Financial Information (Unaudited)

   The following is an analysis of certain items in the consolidated income statements by quarter for the years ended December 31, 2000 and 2001 (in thousands, except for per share data):

                                          2000                            2001
                             ------------------------------- -------------------------------
                              First  Second   Third  Fourth   First  Second   Third  Fourth
                             ------- ------- ------- ------- ------- ------- ------- -------
Net revenue................. $50,697 $52,118 $53,887 $59,869 $58,035 $63,152 $65,228 $68,225
Gross profit................  10,754  11,353   9,090   9,116  10,164  10,914  11,063  11,406
Operating income............   1,182   2,739     707     849   2,577   2,912   3,501   4,040
Net income..................     179   1,368      90   1,547   1,019   1,209   1,760   2,379
Net income per common share:
  Basic..................... $  0.02 $  0.14 $  0.01 $  0.16 $  0.10 $  0.12 $  0.18 $  0.24
  Diluted................... $  0.02 $  0.14 $  0.01 $  0.16 $  0.10 $  0.12 $  0.18 $  0.23

                          INSIDE BACK COVER GRAPHICS:

       Top of page, right side:          Appears Sypris Solutions logo.
       Center of page, right side text:  Providing Customers with Solutions.

   Also shown are seven depictions representing the primary markets in which the company provides its services or sells its products.

   Depiction 1 (top left 1/3 of page):      Shows photograph of a circuit card.
   Depiction 2 (top center 1/3 of page):    Shows photograph of an airport control tower.
   Depiction 3 (top right 1/3 of page):     Shows photograph of a Sypris Solutions mobile
                                            calibration lab in motion down a mountain highway.
   Depiction 4 (center left 1/2 of page):   Shows photograph of a military fighter jet lifting off
                                            from the deck of an aircraft carrier.
   Depiction 5 (center right 1/2 of page):  Shows photograph of the cockpit electronics of a military aircraft.
   Depiction 6 (bottom left 1/2 of page):   Shows photograph of a class 8 truck.
   Depiction 7 (bottom right 1/2 of page):  Shows photograph of the space shuttle lifting off.

OUTSIDE BACK COVER GRAPHICS:

        Center of page                   Appears Sypris Solutions logo.
        Bottom of page, left side text:  Needham & Company, Inc.
        Bottom of page, right side text: A.G. Edwards & Sons, Inc.

OUTSIDE BACK COVER GRAPHICS
Center of page
Bottom of page, left side text:
Bottom of page, right side text:
                                                 Appears Sypris Solutions logo.
                                                        Needham & Company, Inc.
                                                      A.G. Edwards & Sons, Inc.



                               [LOGO] SYPRIS /R/
                               SOLUTIONS


           Needham & Company, Inc.         A.G. Edwards & Sons, Inc.